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B A L L A R D      P O W E R      S Y S T E M S      I N C

A N N U A L      R E P O R T      2 0 0 2

Sustainable Future
02	Financial Management
04	Products
06	Customers
08	Resources
10	Power to Change the World®
12	Revenue Growth Through New Products
16	Ballard® fuel cells — How They Work
18	Complete Fuel Cell Systems
19	Achievements for 2002 & Goals for 2003
20	Letter to Shareholders
25	Management's Review
37	Management's Discussion and Analysis
47	Financial Statements
74	Directors and Officers
75	Corporate Information
Note: As of December 31, 2001, we adopted the U.S. dollar as our primary currency of measurement and reporting, as the U.S. dollar best reflects the primary economic environment in which we operate.
Unless otherwise noted, all dollar amounts in this Annual Report are in U.S. dollars.

Every day we reflect on the opportunities that we have to make the world a better place. The vision of our company and the promise of our technology are focused on sustainability: sustainable air quality, sustainable climate, sustainable energy resources. In short, a sustainable future.

S U S T A I N A B L E      F U T U R E

For Ballard to help make the world a better place, we need to ensure that our business is also sustainable. A business with a solid foundation to build and support a new era of energy independence. A business that can withstand the economic and geopolitical uncertainties of our times. A business that can challenge the status quo and write new rules for how to power cars and produce electrical power. An organization where all of our stakeholders continue to be inspired by our vision: Power to Change the World®.

S U S T A I N A B L E      F U T U R E

Financial Management: Prudent financial management underpins the pursuit of our strategic objectives. During 2002, we took decisive action to ensure our financial sustainability. We streamlined our organization, reducing the expense of our previous structure. We focused development activities on core technologies, and turned to an increasingly capable supply base for their support. We introduced products in non-fuel cell markets to generate near-term revenue. We secured additional cash and funding commitments from the equity markets and from our alliance partners. We strengthened the company by reducing the financial risk in implementing our operating plans. We have cash resources and funding commitments to support the execution of our plan through 2007 and beyond.

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S U S T A I N A B L E      F U T U R E

Commercial Products from Leading Technology: We are building on our technology foundation to become a customer-focused products company. Our customers are placing products, Powered by Ballard™, into the hands of their customers, building momentum on our path to commercialization. We are focused on increasing the reliability and durability of our products, and on reducing costs.

Through the acquisitions we completed in 2001, we acquired technologies and products for fuel cell markets that have application in non-fuel cell markets. These products generate revenue and expand our customer base, open new channels to market, reduce component costs, and help promote development of a hydrogen fuel infrastructure.

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S U S T A I N A B L E      F U T U R E

Customer Relationships: As we develop and grow our portfolio of commercial product lines, we are mindful of the need to build strong relationships with our customers and distribution channel partners. By making our customers the focus of everything we do, we position the company to provide a level of service and support geared to surprise and delight our customers by not just meeting, but exceeding, their expectations.

As our automotive partners and customers begin to introduce fuel cell-powered vehicles to real-world users, not only in vehicle demonstrations, but in everyday use, we recognize that fuel cell technology will bring with it new customer care opportunities. Ballard is committed to maximizing the knowledge we gain from field trials. In doing so, we can define a new standard of excellence in customer care, from the maintenance and service we offer in the short-term, to the training and education we provide to prepare for the future.

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S U S T A I N A B L E      F U T U R E

Sustaining our Environment: Conventional sources of power are major contributors to the more serious environmental threats facing our world today, global warming and air pollution. As the demand for power continues to grow, we must seek new, more efficient, sustainable, and secure sources of energy. At Ballard, our products offer unique solutions that meet the requirements of our customers without compromising our environment.

Air pollution and greenhouse gas emissions can be traced back to many different stationary and mobile sources including factories, power plants, cars, buses and trucks. Zero-emission fuel cells provide an efficient energy alternative. When fueled by hydrogen, a fuel cell emits water vapor and heat. With energy conversion efficiency that is potentially two to three times better than internal combustion engines, fuel cells can preserve our environment while extending the life of our fossil fuel resources.

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S U S T A I N A B L E      F U T U R E

Our Vision: Power to Change the World® is the vision of our company — the vision of a world where we can create the power we need, efficiently and without the harmful side effects of air pollution and climate-altering greenhouse gases. A world where cars, buses and trucks can be powered by zero-emission fuel cells that are more efficient than conventional internal combustion engines. A world where distributed stationary generators can provide high quality, reliable electricity to homes and businesses without adding new high voltage power transmission lines and central generating plants. A world where portable power products can provide the flexibility and reliability required, without noisy generators or bulky batteries. A world of energy independence where the fuel to power any nation's economy can be harnessed locally. A world where economic growth and environmental preservation are not in conflict. This is the world Powered by Ballard™.

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S U S T A I N A B L E      F U T U R E

Ballard is developing portable, stationary and power electronics products to meet power demands in a number of market segments. Our products create high quality, reliable power and offer the security of standby, emergency and uninterruptible power where it is needed most, at home or at work.

The world's first commercially available proton exchange membrane ("PEM") fuel cell product, featuring Ballard's Nexa™ power module, was launched in 2002. The AirGen™ fuel cell generator is an ideal emergency backup power system.	Commercial units of the Nexa™ power module are manufactured in Burnaby and then shipped around the world.	The pre-commercial 1 kW combined heat and power stationary fuel cell generator (shown on left) will be available, in limited quantities, to the Japanese residential market in late 2004.

Ballard's Nexa™ power module is being evaluated by 48 customers in 12 countries around the world.

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Ballard® fuel cell modules, engines and electric drive systems have the power and performance required to shift the paradigm of the automotive marketplace, from the internal combustion engine to fuel cells. Our PEM fuel cell engines are ideally suited to the environmental performance demanded of the next generation of automotive power: cleaner, quieter, more efficient, and with uncompromised performance.

Honda accelerated its fuel cell fleet vehicle introduction plans to 2002, by delivering the first of its FCX vehicles, powered with our fuel cell module, to the City of Los Angeles and to the Government of Japan.	The DaimlerChrysler F-Cell is powered with a Ballard® fuel cell power train. The F-Cell will be seen in global fleet demonstrations beginning in 2003.
In February 2003, U.S. Senators and members of Congress had the opportunity to test drive the Ford Focus FCV in Washington D.C. Ford will be placing 60 of these vehicles, powered with Ballard® fuel cell power trains, in the hands of customers starting in 2003.

30 Citaro buses, powered using Ballard® fuel cell engines, will be seen in revenue service in 10 European cities starting in 2003, as part of the European Fuel Cell Bus Project.

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Ballard's electric drive systems, power electronics and carbon fiber products provide us with an opportunity to generate near-term revenues and support the ongoing development and enhancement of fuel cells. Each product addresses the needs of specific markets, either as the existing technology or where conventional technologies do not deliver all of the desired benefits.

Our carbon fiber products, manufactured at our Lowell, Massachusetts facility, are found in fuel cells, automotive, aerospace, electrochemical and sports equipment products.	A new application for our 80V electric drive system is this in-plant tow vehicle for use in warehouses.	Our electric drive systems can be found in cars, airport ground support equipment and other industrial vehicles.

Ballard's Ecostar™ power converter for photovoltaic applications converts power from a solar source into utility grid power. This power can be exported to the grid or used for stand-alone loads.

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Cross-section of a PEM fuel cell: A single fuel cell consists of the membrane electrode assembly and two flow field plates.

B A L L A R D ®      F U E L      C E L L S

Hydrogen: Hydrogen flows through channels in flow field plates to the anode where the catalyst promotes its separation into protons and electrons. Hydrogen can be supplied to a fuel cell directly or may be obtained from natural gas, methanol or petroleum using a fuel processor, which converts the hydrocarbons into hydrogen and carbon dioxide through a catalytic chemical reaction.	Air: Air flows through the channels in flow field plates to the cathode. The hydrogen ions that migrate through the proton exchange membrane combine with oxygen in air and electrons returning from the external circuit to form water and heat. The air stream also removes the water created as a by-product of the electrochemical process.	Membrane Electrode Assembly: Each membrane electrode assembly consists of two electrodes (the anode and cathode) and a very thin layer of catalyst bonded to either side of a proton exchange membrane.

Flow Field Plates: Gases (hydrogen and air) are supplied to the electrodes of the membrane electrode assembly through channels formed in flow field plates.	Fuel Cell Stack: To obtain the desired amount of electrical power, individual fuel cells are combined to form a fuel cell stack. Increasing the number of cells in a stack increases the voltage, while increasing the surface area of the cells increases the current.

Fuel Cell Module: A fuel cell stack is combined with control electronics and a protective enclosure, for use in power generation and transportation applications.

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        Ballard® Fuel Cells — How They Work:    Fuel cells are clean and efficient electrochemical devices that provide continuous power when supplied with fuel. Fuel cells have no moving parts; therefore they can operate quietly and have long life and excellent reliability. Fuel cell systems use hydrogen as the fuel to generate electricity. Hydrogen can be obtained from a number of sources, including natural gas, methanol and petroleum. Proton exchange membrane ("PEM") fuel cell systems deliver high fuel efficiency and the power density needed to power an automobile.

        A Ballard® fuel cell consists of a membrane electrode assembly between two flow field plates. The membrane electrode assembly consists of two electrodes, the anode and the cathode, separated by a solid polymer membrane electrolyte. Between each electrode and the membrane electrolyte is a very thin catalyst layer. Hydrogen fuel dissociates into free electrons and protons in the presence of the platinum catalyst at the anode. The free electrons are conducted in the form of usable electric current through the external circuit. The protons migrate through the membrane to the cathode. At the cathode, oxygen from air, electrons from the external circuit and protons combine to form water vapor and heat.

        Today's conventional energy devices include internal combustion engines and batteries. Internal combustion engines operate by burning fuel to create heat that is converted into mechanical energy and then motive power or, by turning a generator, into electric power. The high-temperature combustion process in an internal combustion engine has low efficiency and produces harmful pollutants, noise and vibration.

        Rechargeable batteries are energy storage devices that produce power intermittently. The recharging process is lengthy, inconvenient, and shifts pollution, efficiency and cost problems up the power line to central electric power plants. The battery is recharged and its electrodes are reconstituted by the time-consuming process of passing electricity into the battery.

        Fuel cells generate power in a fundamentally different way from internal combustion engines and rechargeable batteries. Fuel cells have the advantages of both without the problems of either.

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C O M P L E T E      F U E L      C E L L      S Y S T E M S

☐ Fuel Storage
☐ Fuel Cell Engine
☐ Fuel Cell Module
☐ Electric Drive and Components

A    Fuel Storage
B    Fuel Processor
C    Fuel Delivery Controls
D    Auxiliary Motor
E    Air Compressor
F    PEM Fuel Cell Module
G    12V System
H    DC/DC Converter
I      Energy Storage (Optional)
J      Traction Inverter Module
        (TIM) and Controls
K Motor/Transaxle	A proton exchange membrane ("PEM") fuel cell module, like the engine block of an internal combustion engine, is surrounded by control systems, power conditioners and manifolds that deliver fuel to the engine and usable power to the drive system.
Most fuel cells require hydrogen to operate. If a hydrocarbon fuel is used, the hydrogen can be generated using a fuel processor before being introduced to the fuel	cell. Once inside the fuel cell, hydrogen and oxygen are converted to DC power and heat and water are emitted as by-products. The DC power is converted into usable AC power by a power conditioner, or inverter, and is then used to power the car's electric drive and subsystems.
Ballard is able to manufacture the complete PEM fuel cell power train from the fuel input all the way to the electric drive. The ability to supply entire	PEM fuel cell power trains is important for several reasons. By moving up the value chain, we can capture higher margins and greater value from each system and increase the customer's reliance on us. Also, by delivering the entire PEM fuel cell power train, we can balance characteristics of individual components to maximize the overall performance of the engine, while increasing volumes and reducing costs.

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ACHIEVEMENTS FOR 2002 & GOALS FOR 2003

        We achieved eight of the ten corporate goals we set for 2002.

        Complete next generation engineering demonstration prototype 60 kW stationary generator.    This goal was not achieved. As part of our effort to achieve a sharper focus and reduce expenses, the decision was made to suspend development of this prototype. We will re-evaluate this product when we complete further development of the automotive fuel cell engine on which the power generator is based.

        Complete next generation engineering demonstration prototype of Nexa™ power module.    We developed and tested a next generation engineering demonstration prototype of the Nexa™ power module, incorporating a new and innovative stack design. These advances, when combined with a new, lower-cost membrane electrode assembly under development in 2003, should significantly reduce the cost of the Nexa™ power module for 2004 sales.

        Complete next generation engineering demonstration prototype (pre-commercial) 1 kW cogeneration (combined heat and power) system for the Japanese residential market.    The pre-commercial PEM fuel cell combined heat and power system was completed in 2002 and unveiled in January 2003. This industry-leading system achieved a 17 percent reduction in volume and a 92 percent combined heat and power efficiency, an increase of 14 percent when compared to the previous generation introduced in January 2002.

        Commence deliveries of heavy-duty fuel cell engines to DaimlerChrysler for European Fuel Cell Bus Project.    We shipped the first nine of 30 heavy-duty fuel cell engines to DaimlerChrysler's Mannheim bus assembly plant in 2002, with the remaining engines to be delivered in 2003. DaimlerChrysler will integrate the bus engines into the buses for delivery, beginning in 2003, under the European Fuel Cell Bus Project.

        Deliver fuel cell engines to customers for California Fuel Cell Partnership (CaFCP) demonstrations.    We delivered fuel cell engines to two customers who participate in the CaFCP. The CaFCP currently has a fleet of 20 fuel cell vehicles and is planning to increase the size of that fleet to 60 fuel cell vehicles by the end of 2003.

        Commence deliveries of electric drives for Ford TH!NK City automobile.    This goal was not achieved. Ford cancelled its TH!NK City battery electric vehicle program in September and announced its plans to focus its resources on hybrid and fuel cell powered vehicles.

        Commence deliveries of electric drives for airport ground support equipment to an original equipment manufacturer (OEM).    In 2002, we delivered 136 electric drive systems to three different ground support OEM customers. In turn, our customers delivered vehicles with our electric drive system to 13 North American airports, one U.S. Air Force base and one industrial facility.

        Commence deliveries of power converters for backup stationary generators.    We delivered our first power converter to a customer in September for use in testing various power generator devices. UL 1741 certification was also achieved in September.

        Complete integration of the acquired XCELLSIS and Ecostar businesses into Ballard to achieve cash burn target.    The integration of XCELLSIS and Ecostar was successfully completed and our 2002 cash consumption of $117.9 million plus an additional $27.5 million for integration and restructuring related to the acquisition, was below the low-end of our target range for 2002 of $122 million plus $36 million for integration and restructuring.

        Achieve annual revenue target.    We achieved revenue of $90.9 million, exceeding our target of $82 million.

        In 2003, we will focus on achieving the following ten goals:

1.
Achieve revenue and cash consumption targets.

2.
Supply fuel cell engines to DaimlerChrysler and Ford and fuel cells to Honda to support their initial customer fleet vehicle introductions.

3.
Supply fuel cells to an additional automotive original equipment manufacturer to support its initial customer fleet vehicle introduction.

4.
Deliver remaining heavy-duty fuel cell engines to DaimlerChrysler for the European Fuel Cell Bus Project.

5.
Complete a transaction for Ballard's fuel processing business.

6.
Deliver, for field testing by EBARA BALLARD, pre-commercial prototype combined heat and power 1 kW power plants.

7.
Introduce a commercial stationary fuel cell power generator.

8.
Support an original equipment manufacturer's launch of a Nexa™ power module-based product.

9.
Develop the commercial internal combustion engine genset and power converter business by expanding the product line and distribution network.

10.
Demonstrate a next generation membrane electrode assembly that will enable a 50 percent cost reduction in the Nexa™ power module for 2004 sales.

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Executive Team from bottom left and clockwise, Fred Vasconcelos, Ross Witschonke, Lee Craft, Peter Stickler, Dave Smith, Dennis Campbell and Noordin Nanji.

        2002 was a year of significant achievement for Ballard as we completed the integration of XCELLSIS and Ecostar into the organization and developed a comprehensive strategy and business plan to realize the full potential of our acquisitions.

        The strong revenue growth that we achieved in 2002 reflects the momentum that is building in the fuel cell industry as we gear up to support our customers' introductions of their announced field demonstration fleets over the next two years. In December, we celebrated the delivery of the world's first fuel cell vehicles certified for everyday use, vehicles powered with Ballard® fuel cells.

        We took decisive action during the year to strengthen and secure our financial position. We streamlined the organization and narrowed the focus of our development activities. We secured new commitments from our alliance partners to fund the next generation automotive fuel cell engine, and we completed an equity financing to support the execution of our plans through 2007 and beyond.

        A major focus for 2002 was the development and implementation of our revised business strategy and plans to capitalize on opportunities created by our recent acquisitions. The guiding principles of this planning process were sustainability, speed and execution.

        Sustainability, the most basic building block of a successful organization, refers to the ability of a business to be self-sufficient. We made significant progress in this area with the actions we took to reduce operating expenses and extend our cash resources. Our alliance partners, DaimlerChrysler and Ford, agreed, in principle, to provide up to $97 million in new funding to support the development of the next generation fuel cell engine. In addition, DaimlerChrysler and Ford have agreed, in principle, to eliminate the existing requirement to link their follow-on equity investment of an additional CDN$55 million to a larger equity offering, and to provide that funding at Ballard's request any time after December 31, 2003.

        Following the announcement of our business strategy and plan, several Canadian investment banks presented us with an opportunity to raise new funding through a bought-deal equity financing. To further strengthen our financial position,

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ensure sustainability, and reduce risk, we accepted the proposal and issued 7.7 million shares for approximately $100 million. This new equity, together with the funding commitments from our alliance partners and the actions taken to reduce operating cash consumption, have put Ballard on a firm financial footing with the financial resources to sustain us through 2007 and beyond.

        By narrowing the focus of our development activities and relying more on an increasingly capable supply base for the development of non-core technologies, we expect to speed the development of new technology. Our leaner, more agile organization is increasing the speed and accuracy of our decision making. The program management disciplines that we have implemented are guiding our development work and are improving our execution. At the same time, we continue to extend our technology leadership with important advances like EBARA BALLARD's latest generation 1 kW residential system with combined heat and electrical efficiency of 92 percent.

        During 2002, our customers achieved significant milestones. Ford introduced the Focus FCV vehicle, which is powered with a Ballard® fuel cell power train, and announced its intention to place 60 of its Focus FCVs on the road beginning in 2003. In October, DaimlerChrysler unveiled its F-Cell vehicle, also Powered by Ballard™, and announced its plans to begin a 60-vehicle demonstration program with customers in Europe, the United States, Japan and Singapore. We shipped the first nine heavy-duty fuel cell engines to DaimlerChrysler to support its program to place 30 transit buses into revenue service in ten European cities as part of a two-year demonstration program.

        Honda's FCX, powered with Ballard's Mark 902 fuel cell module, became the first fuel cell vehicle to be certified for everyday use by the California Air Resources Board and the U.S. Environmental Protection Agency. In December 2002, Honda delivered the first FCX fuel cell cars to the City of Los Angeles and to the Japanese Government's cabinet office, as part of its demonstration fleet.

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        Coleman Powermate, Inc. launched commercial sales of the AirGen™ fuel cell generator, powered with Ballard's Nexa™ power module. The AirGen™ fuel cell generator is the first of its kind in the world, and is available to industrial users as a back-up power system. On February 19, 2003 we entered into a Memorandum of Understanding with Coleman Powermate, Inc. in which we agreed, in principle, to purchase its AirGen™ fuel cell generator assets. We are currently reviewing our plans for the manufacture, distribution, sale and marketing of fuel cell generators, powered with Ballard's Nexa™ power module, for home and commercial use.

        Through the successful integration of acquisitions made in 2001, we have been able to build revenue, expand our customer base and enter new markets. We are now marketing six products: the Nexa™ power module (for a variety of portable power generation applications), AvCarb™ carbon friction material (for automatic transmissions), AvCarb™ gas diffusion layer material (for the fuel cell industry), electric drive systems (for industrial and commercial electric vehicles), Ecostar™ power converters (for alternative energy power generation and uninterruptible power supply applications) and alternative fuel combustion engine generator sets (for emergency standby power generation). In addition, we are delivering prototype bus and car PEM fuel cell modules, engines and power trains to our partners and customers.

        As our customers forge ahead with their product introductions, there is growing support for commercialization of fuel cell technology and the development of a hydrogen infrastructure. U.S. President George W. Bush, in his January 2003 State of the Union Address, announced a commitment to hydrogen as a fuel and proposed $1.7 billion for fuel cell vehicle and hydrogen fuel infrastructure development over the next five years. Ballard is actively engaged with governments to help shape policies for how these funds can best be applied to develop the fuel cell industry.

        Fuel cell innovation and development began at Ballard in 1983. The values and business principles that have guided us since then focus us today on creating

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shareholder value for the future. In March of this year, the transition of our responsibilities was completed and, as President and CEO and as Chairman of the Board, we continue to work closely together. We are both passionately committed to Ballard's future and success and have important roles to play in the execution of our plan and in the removal of barriers to mass commercialization of fuel cells. In our roles, we will ensure that all of Ballard's activities follow leading business practices, and that our corporate governance is beyond reproach.

        2002 was a pivotal year for Ballard. We are proud of what we have achieved and of what we have learned. And, we are proud of the outstanding people whose talent, experience and passion for this business have enabled Ballard to reach this point in history. We believe the company is well positioned with the people, the financial resources and the technology to achieve its vision: Power to Change the World®.

        We thank you for your support and for the confidence that you have placed in us to build a sustainable future for Ballard. We look forward to updating you on our progress throughout the year.

On behalf of the Board of Directors

"Dennis Campbell"	"Firoz Rasul"
Dennis Campbell President and Chief Executive Officer March 21, 2003	Firoz Rasul Chairman of the Board March 21, 2003
Left: Dennis Campbell Right: Firoz Rasul

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MANAGEMENT'S REVIEW

MANAGEMENT'S REVIEW

        This report contains forward-looking statements reflecting Ballard Power Systems Inc.'s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities and Exchange Act of 1934, as amended. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including, without limitation, our ability to develop commercially viable proton exchange membrane ("PEM") fuel cell products; our ability to provide the capital required for research, product development, operations and marketing; product development delays; our ability to implement our five-year plan and business restructuring; changing environmental regulations; our ability to attract and retain business partners; competition from other fuel cell manufacturers; other advanced and existing power technologies; evolving markets for generating electricity and vehicle power; and our ability to protect our intellectual property. These factors should be considered carefully and readers should not place undue reliance on Ballard's forward-looking statements. Investors are encouraged to review the section of Management's Discussion and Analysis titled "Operating Results, Capital Requirements and Risks" (pages 37-46) for a more complete discussion of factors that could affect Ballard's future performance.

BUSINESS OF THE COMPANY

        Ballard Power Systems is recognized as the world leader in proton exchange membrane ("PEM") fuel cell technology. We have been developing PEM fuel cell products since 1983. Our goal is to be the first company to widely commercialize PEM fuel cell products and to have these products accepted as the industry standard in the power generation (under 1 megawatt) and transportation markets. We also supply essential subsystems and components, based on technology we develop in support of our PEM fuel cell products.

        We develop, manufacture and market PEM fuel cell power generation products, ranging from 1 kW portable power products to larger stationary power generators. We also develop, manufacture and market PEM fuel cell components and PEM fuel cell engines for the transportation market. This work is done at our Burnaby, British Columbia and Nabern, Germany facilities. Our facility in Dearborn, Michigan, develops, manufactures and markets electric drive systems for both fuel cell and battery-powered electric vehicles, and power electronics for microturbines and other distributed generation products. Ballard Material Products, located in Lowell, Massachusetts, manufactures carbon fiber products and gas diffusion electrode materials.

        As of December 31, 2001, we adopted the U.S. dollar as our primary currency of measurement and reporting, as the U.S. dollar best reflects the primary economic environment in which we operate.

        Unless otherwise noted, all dollar amounts in this Management's Review are in U.S. dollars.

OUR STRATEGY

        Our goal is to convert our technology leadership into market leadership by being the leading supplier of high quality, low cost, PEM fuel cell products, and to be the first to offer these products in mass markets where they have the potential to capture large market share.

        Our strategy to achieve this goal has the following elements:

        Continue to be the leader in developing, manufacturing and launching PEM fuel cell products    We will continue to be the industry leader in investing resources in PEM fuel cell research and product development to develop proprietary technology with respect to key systems, subsystems, components and manufacturing processes for PEM fuel cells, PEM fuel cell engines, PEM fuel cell systems, power electronics, electric drive systems and carbon fiber products. By designing, developing, testing and launching commercial PEM fuel cell products in each of our target markets, we seek to be the first to offer commercial products in these markets. To protect our technology and maintain our long-term competitive advantage, we will continue to expand and aggressively protect our intellectual property.

        We are working to develop a close association of the Ballard brand with the best and highest quality products in our target markets, and to have our products accepted as the industry standard. We believe that by being a leader in introducing commercial PEM fuel cell products in our target markets, and by having these products identified as the industry standard, we will gain a significant market advantage over our competitors.

        Leverage our technology, knowledge and expertise across a variety of markets    We will continue to leverage our technology, knowledge and expertise across our target markets. By using the knowledge and expertise gained from applications in one market, we can develop products more quickly and efficiently for other markets. For example, high performance, cost effective technology developed for the transportation market can be leveraged to help advance the development of our portable and stationary power generation products.

        Develop early market opportunities for our subsystems and components    As we develop commercial PEM fuel cell products, we are developing a variety of subsystems and components, including power electronics, electric drive systems and carbon fiber products that can be used in a variety of PEM fuel cell and

26        BALLARD POWER SYSTEMS INC.

non-fuel cell applications. We are already leveraging our breadth of expertise and capabilities by proactively marketing these sub-systems and components as products into identified early market opportunities such as alternative energy distributed power generation and battery-powered airport ground support equipment. In doing so, we expand our manufacturing base, lower our costs, increase our revenues, establish distribution channels, and continue to build on our technology foundation as we become a customer-focused products organization.

        Strengthen and develop customer relationships    Customer relationships are the cornerstone of our success, and maintaining and expanding these relationships is critical as we continue to develop and commercialize our products. Our ability to design and deliver products that meet or exceed our customers' expectations is key to our success. We are actively pursuing and building relationships with companies that can gain a competitive advantage by using our products. These customer relationships will form the foundation for commercial supply agreements, provide valuable information on the requirements of our various markets and secure market access to the end-users of our products.

        Take an active role in shaping hydrogen fuel solutions    We will continue to meet our customers' requirements as we develop our PEM fuel cell products to operate with the most promising fuel alternatives for their target markets. We will also continue to work to encourage the establishment of appropriate industry standards for fuel cell technology and the development of a fuel infrastructure, through our active participation in several industry and government-sponsored programs and initiatives, including the California Fuel Cell Partnership and codes and standards-setting organizations.

PRODUCTS OVERVIEW

        We have developed a number of portable and stationary PEM fuel cell power generation systems and PEM fuel cell engines for demonstration in transit buses and automobiles, and are, or are working towards, producing commercially viable versions of these products. We also design, develop and manufacture a number of key subsystems and components used in our PEM fuel cell products, which can be used in a variety of PEM fuel cell and non-fuel cell applications. The following table lists the key PEM fuel cell and non-fuel cell products we currently produce or have under development or testing.

Market	Product	Application	Status

Portable	1.2 kW portable power module — PEM fuel cell	Portable and standby power (intermittent use)	Commercial sales

Stationary	1 kW natural gas combined heat and power PEM fuel cell power generator	Residential power (continuous use — Japan)	Pre-commercial prototype completed

	Power converters — power electronics	Microturbines, photovoltaic, battery and flywheel	Commercial sales

	Alternative fuel combustion engine power generator sets	Backup and standby power	Engineering prototype completed

Transportation	Light-duty PEM fuel cell engine	Automobiles	Engineering prototypes are being tested by various automobile manufacturers, including DaimlerChrysler, Ford, Nissan and Mazda

	Heavy-duty PEM fuel cell engine	Transit buses	Introduced for use in demonstration and testing programs

Mark 900 Series fuel cell modules	Automobiles	Fleet demonstration commenced by Honda in December 2002
Engineering prototypes supplied for testing and evaluation to various automobile manufacturers, including DaimlerChrysler, Ford, Honda, Nissan and Mazda

	Electric drive systems	Airport ground support equipment, industrial vehicles & fuel cell vehicles	Commercial sales

	Carbon friction materials	Automobile automatic transmissions	Commercial sales

Other	Gas diffusion layers (a key component of a fuel cell)	Fuel cells	Commercial sales

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We plan to bring additional PEM fuel cell products to market as follows:

  •
  2003 — Intermittent use stationary PEM fuel cell generator.

  •
  2004 — Through EBARA BALLARD, our joint venture with EBARA Corporation, we intend to launch initial pre-commercial sales, in limited quantities in the Japanese market, a 1 kW combined heat and power PEM fuel cell generator powered using a Ballard® fuel cell.

  •
  2003 - 2005 — Automotive PEM fuel cell products for field testing by DaimlerChrysler (in 2003), Ford (in 2003) and other automotive customers (depending on their rollout plans).

MARKET FORCES — OUR OPERATING ENVIRONMENT

FINANCIAL MARKETS

        In 2002, due to economic and geopolitical uncertainty, the world's financial markets were in a state of flux. Corporate accounting scandals undermined investor confidence in financial reporting and in the integrity of corporate management and governance.

        Ballard has responded to these changes. We will operate the company as efficiently as possible to preserve cash. We have bolstered our cash position by securing additional funding from our strategic partners, DaimlerChrysler and Ford, and by raising additional equity during the year. And, in response to the growing number of corporate governance changes, we have updated our corporate governance practices to ensure that we follow what we believe to be the best corporate governance practices in all jurisdictions in which we operate.

COMPETITIVE LANDSCAPE

        As we must adapt to changes in the financial markets, to be successful we must also be aware of the competitive landscape and the market drivers in our industry. Our strongest competition comes from the conventional power products available today; consumers will only choose fuel cell products when they see a distinct advantage over the technology they currently use. In developing products, we look to applications where conventional power products cannot be used, or where the intrinsic characteristics of fuel cells offer clear benefits over today's power alternatives.

        On the path to the commercialization of fuel cell vehicles, automakers see hybrid power trains, the combination of electric motors with internal combustion engines, as a bridge to generate short and medium term efficiency gains until fuel cells reach the market. The complexity of hybrid systems, and the fact that they continue to burn fuel, make them a less attractive alternative to fuel cells as a long-term replacement technology.

        Because of the view that fuel cell products could successfully replace conventional power technology products in many applications, and due to the significant size of the potential markets, we have seen an increase in the number of companies, both large and small, working on fuel cells. The growth in competition increases public awareness of fuel cell technology and its advantages, helping to create political will to put government policies and programs in place that will accelerate the commercialization and adoption of fuel cells and the development of a hydrogen infrastructure. In addition, growth of the fuel cell industry leads to growth of the related supply base. This growth is important for us, as a capable supply base is an integral part of cost reduction, and can accelerate the product development cycle.

        In Japan, one of the objectives of the government-sponsored Millennium Project is the successful commercialization of stationary fuel cells. The Millennium Project establishes clear technological targets, with major Japanese corporations competing to bring a 1 kW product to market within the next two to three years. The government is offering significant consumer subsidies to the companies who can successfully deliver a 1 kW stationary fuel cell product to market that meets the government's performance expectations. We are participating in the competition through EBARA BALLARD.

        Energy security continues to be a major consideration for the governments of the United States and Japan. As a result, hydrogen infrastructure development in these countries is the focus of significant government interest and effort.

        Moving Ballard forward on the path towards a hydrogen fuel infrastructure, the commercial use of fuel cell passenger cars began in early December 2002, when Honda and Toyota both delivered lease vehicles to customers for use in fleet applications. Honda delivered the first of five FCX fuel cell passenger cars (powered using our Mark 902 fuel cell module) to the City of Los Angeles, and plans to lease 30 FCXs in Japan and in the United States over the next three years. Toyota's fuel cell vehicles have been delivered to government agency fleets in Japan and to the University of California at Davis and Irvine. Toyota has announced plans to deliver another 16 of these vehicles before the end of 2003.

GOVERNMENT AND REGULATORY

        In his January 2003 State of the Union Address, U.S. President George W. Bush announced his Hydrogen Fuel Initiative, proposing $1.7 billion in funding for fuel cell vehicle and hydrogen fuel research and development over the next five years. The proposal includes $720 million in new spending, in addition to $1 billion already budgeted for the Hydrogen and Fuel Cells program and for the FreedomCAR programs.

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        In the United States, several provisions supportive of fuel cells were introduced as part of the comprehensive energy bill debated by Congress in 2002. While no omnibus energy bill was passed, several of the proposed tax incentives for hybrid and fuel cell vehicles ($3 billion through 2008, including up to $4,000 per electric hybrid vehicle and up to $8,000 per hydrogen-fueled fuel cell vehicle), tax credits for portable and stationary fuel cells and other research and development initiatives have been re-introduced in new bills currently being contemplated in Congress.

        Internationally, disagreement over the Kyoto protocol is evident as the United States chose not to ratify the accord, while other countries either ratified or stated their intentions to do so. In most jurisdictions, however, fuel cells and hydrogen are viewed as essential elements in greenhouse gas reduction strategies. The Canadian climate change mitigation strategy stated that fuel cells are a "critical" technology solution.

        In Asia, governments continue to support fuel cells through a variety of programs targeted at developing fueling stations, supporting vehicle demonstrations, and developing and field testing stationary and portable fuel cell power generators and light-duty vehicles.

        The European Union has initiatives underway, including the European Fuel Cell Bus Project and the Intelligent Energy for Europe Program, the latter funding up to EUR 215 million for the promotion of renewable and energy efficient technologies, including portable and stationary fuel cell power generators. The EUR 2 billion Sixth Framework funding for sustainable development, global change and ecosystems programs (including energy and transport research and development, as well as the demonstration of portable and stationary fuel cell systems) was also announced in 2002, with funding for projects beginning in 2003.

        In California, regulatory initiatives will likely continue to play a role in technology advancement and the market development for fuel cell vehicles. The California Air Resources Board ("CARB") appears to remain committed to reducing emissions and is currently looking at potential revisions to the existing mandate, a process that began in response to a lawsuit filed by several automakers following the 2001 revisions. While the regulations being considered for revision were scheduled to come into force in 2003, initial proposals outlined by CARB's staff project a new and revised mandate beginning in 2005. Proposed revisions to the current mandate have significantly weakened the mandate and its ability to drive market adoption of fuel cell and hydrogen technology. However, we are hopeful that after CARB review, California's ZEV mandate will remain a catalyst for automakers to introduce cleaner technologies. Regardless of the lawsuits or proposed revisions to the mandate, we have not seen a slowdown in the plans of automotive OEMs to commercialize fuel cell vehicles. Automakers continue to drive forward with their fuel cell vehicle programs for competitive reasons. For example, Honda and Toyota's launch of their initial fleets in December 2002 was ahead of the originally scheduled launch dates of 2003.

        The activities of industry associations and industry/government partnerships, and the level of industry collaboration, also increased in 2002. Fuel Cells Canada, an association focused on promoting and developing a strategy to commercialize fuel cells in Canada, released a study highlighting opportunities for the fuel cell sector in Canada. This study, along with a commercialization roadmap being developed in collaboration with Industry Canada, highlights the need for the Canadian government to increase spending in the sector and develop a coordinated national strategy to drive the industry forward. Ballard and the industry are currently in discussions with the Government of Canada regarding a potential strategy.

        At Ballard, we recognize the value and the unique opportunities of government/industry partnerships, trade associations and effective relationships with governments. These relationships help to promote policy initiatives and create government programs that are supportive of fuel cell and hydrogen technology commercialization in our target markets. They also allow government agencies to understand the societal benefits of fuel cells, including greater energy security, a stable electricity supply, reduced pollutants and greenhouse gases and enhanced industrial development opportunities. The funding opportunities that arise out of these relationships, as well as through global programs and initiatives in support of fuel cells and hydrogen, have a positive impact on Ballard, whether or not we receive the funds directly.

CALIFORNIA FUEL CELL PARTNERSHIP

        During 2002, the California Fuel Cell Partnership ("CaFCP"), co-founded by Ballard in 1999, introduced 18 cars and two buses, launched a methanol fueling station, and installed a satellite hydrogen fueling station in Richmond, California. In addition, two transit agencies announced fuel cell bus programs (AC Transit/SunLine and Santa Clara Valley Transportation Authority), that will lead to the placement of seven buses with three transit agencies by 2004.

        At the CaFCP California Coast Road Rally in September, seven fuel cell vehicles participated, travelling 300 miles from Monterey to Santa Barbara, California. Ballard® fuel cells powered the DaimlerChrysler, Ford, Honda and Nissan vehicles in the rally.

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PRODUCT DEVELOPMENT

POWER GENERATION PRODUCTS

        We develop, manufacture and market a variety of power generation products ranging from 1 kW portable fuel cell power products and larger stationary products to power electronics, in order to meet demands in a number of market segments. These products create high quality, reliable power and offer the security of standby, emergency or uninterruptible power where it is needed most.

        Portable Fuel Cell Products    On December 3, 2002, Coleman Powermate, Inc. introduced the industrial version of the world's first consumer PEM fuel cell product, the AirGen™ fuel cell generator. This revolutionary new product is powered by our Nexa™ power module and is fueled by hydrogen, delivered through standard, high-pressure cylinders. The product can be used as a portable power source or as an emergency backup power system. Hydrogen cylinders are available from Praxair. A commercial/residential version of the AirGen™ fuel cell generator is expected to be launched in 2003.

        On February 19, 2003, Ballard entered into a Memorandum of Understanding to purchase Coleman Powermate's AirGen™ fuel cell generator assets. Ballard will acquire all related inventory, tools and molds, software and intellectual property, including the AirGen™ brand, and will develop its own sales, marketing and distribution strategy for the fuel cell generator. The Memorandum of Understanding is subject to completion of due diligence.

        By taking a more proactive role in the development and introduction of the AirGen™ fuel cell generator, Ballard will take the leadership in accelerating the availability and adoption of a commercial hydrogen storage solution, by working directly with fuel canister suppliers, gas suppliers, the U.S. Department of Transportation and other regulatory bodies. A key to expanding the consumer market will be the successful development of a hydrogen fuel supply using metal hydride canisters. We are developing our marketing plans, including branding and distribution strategies that will focus on working with various channels and channel partners to bring a consumer fuel cell product to market.

        We have supplied 48 customers with Nexa™ power modules in 12 countries worldwide: Austria, Canada, England, France, Germany, Japan, Poland, Portugal, Scotland, South Korea, Taiwan and the United States. Our customer base continues to expand as our Nexa™ power module is tested, evaluated and demonstrated in various innovative applications. Experience tells us that it takes time for customers to integrate fuel cell technology into their products and to determine what products will be successful in the marketplace. We continue to be encouraged by the strong interest in the Nexa™ power module, and we look forward to OEM product introductions in 2003.

        Development of a second generation of the Nexa™ power module (engineering design hardware) including modeling, simulation and sub-scale proof of concept tests, has been completed, demonstrating technology attributes which should result in a significant reduction in cost. This has largely been achieved by the use of new materials, improved unit cell design and system simplification. The system has shown excellent response to changes in load, appropriate for uninterruptible power supply or small office/home office application requirements.

Stationary Power Alliance

        We began the process of simplifying our stationary power alliance in 2001 with the goal of improving our ability to bring stationary PEM fuel cell products to market. We acquired the interest of EBARA Corporation in our subsidiary, Ballard Generation Systems ("BGS"), in December 2001. Our joint venture company, EBARA BALLARD, continues to have exclusive rights to manufacture, market, distribute, sell and service our PEM fuel cell stationary power generators in Japan.

        In December 2002, we acquired the interest of ALSTOM SA ("ALSTOM", held through ALSTOM Canada Inc.) in BGS, in exchange for 2,500,000 of our common shares. ALSTOM Canada Inc. has agreed to a four-year hold period on 1,900,000 of the common shares issued and a statutory hold period applies to the balance of the shares until April 2003. As part of this purchase, we have also amended our licensing and distribution arrangements with ALSTOM. In place of certain exclusive distribution and manufacturing rights belonging to ALSTOM BALLARD for Europe, ALSTOM has been granted a non-exclusive worldwide right (except for Japan) to distribute our PEM fuel cell stationary power generation products. As a result of the acquisition of the interest of ALSTOM Canada Inc. in BGS, we own 86.8 percent of BGS. We have also agreed to acquire the interest of FirstEnergy, the only other shareholder in BGS, in exchange for 1,366,063 of our common shares. On completion of the purchase of FirstEnergy's interest, we will own 100 percent of BGS. FirstEnergy will focus on the non-exclusive distribution of our PEM fuel cell stationary power generation products in the North Central and Northeast United States. We are working with FirstEnergy to close the transaction in 2003 pending approval from the U.S. Securities and Exchange Commission.

        Stationary Fuel Cell Products    A consequence of narrowing the focus of our internal product development activities is the deferral of certain development programs. We commenced this process

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in 2002 when we announced the deferral of our 60 kW hydrogen-fuelled PEM fuel cell stationary power generator. We have also deferred our research and development program for our natural gas-fueled 10 kW PEM fuel cell stationary power generator.

        Our plan is to introduce commercial PEM fuel cell stationary power generators designed for intermittent use in 2003, before offering commercial products for frequent or continuous use.

        1 kW Combined Heat and Power Generator    In January 2002, we announced that our joint venture company, EBARA BALLARD, had unveiled the second generation of its engineering prototype 1 kW combined heat and stationary power generator. Designed for the Japanese residential market, the unit (capable of providing electrical power, as well as heat for space heating and hot water) is fueled by natural gas. In January 2003, EBARA BALLARD unveiled the first generation of its pre-commercial 1 kW unit, with a total system efficiency (heat and electricity) of 92 percent and 17 percent less volume than the second generation prototype unit. The unit is comprised of a Ballard® fuel cell, a reformer made by EBARA BALLARD, using Tokyo Gas technology, and a water tank warmed with heat from the fuel cell. This collaborative project is on track to meet the objective of selling units commercially in Japan, in limited volumes, in 2004.

        In July 2002, we also announced a two-year, third phase collaboration agreement with Osaka Gas, EBARA BALLARD and EBARA Corporation to develop another 1 kW combined heat and power unit, comprised of a Ballard® fuel cell and an EBARA BALLARD system using Osaka Gas' fuel processing technology. This unit is also being developed for the Japanese residential market.

        250 kW Stationary Generator    Our 250 kW PEM fuel cell stationary power generator began field trials in 1999, siting the first unit with the utility Cinergy, in Crane, Indiana. We have since sited seven more units in Japan, Germany, Switzerland and Belgium. Five units currently remain in field trials. One unit that was purchased by our program partner ALSTOM will not be placed in a field trial program, due to funding and resource constraints. This decision will not have any impact on the overall field trial program as the data gathered from the eight-unit field trial program will be complete. The field trials are designed as two-year programs and they are structured to enable Ballard to gather information on reliability, durability and lifetime expectancy, and to integrate this learning into our new product designs.

        Our 250 kW stationary power generator is a long-life product designed for continuous operation. The ongoing field trial program has been invaluable in gathering data to assist Ballard with the design and development of our 1 kW combined heat and power stationary fuel cell generator and other fuel cell product offerings. Any future commercialization plans for this product will be dependent on achieving reliability, durability and lifetime milestones, in addition to there being a supportive business case for the product.

        Power Electronics    Ballard's power electronics products are designed to control and condition the power generated by a variety of power generation technologies and to convert the power into a form that can be used by the customer or fed into the electric utility power grid. Ballard's power electronics for stationary generators have been derived from our power electronics technology incorporated in electric drive systems for vehicles. The expertise we have in the area of power electronics was acquired with our purchase of Ecostar in late 2001.

        In May, we introduced the first generation of our power conversion product, the Ecostar™ power converter, specifically designed and UL 1741 certified for a microturbine application. The Ecostar™ power converter is able to accept a wide range of input power in both DC and AC forms, and to convert this power to make it fully compatible with the electric grid. Using the Ecostar™ power converter as a platform, we are able to modify it for other applications. Thus far, we have adapted it for use in photovoltaic (solar), flywheel, battery and grid simulation applications. Other potential applications include wind turbines and fuel cells.

        Generator Sets    We are also at the forefront of introducing clean, siteable power generation solutions and have developed high-speed alternative fuel internal combustion engine generator sets (gensets). These products are seen as an alternative to small gas turbines or other combustion engine gensets utilizing traditional fuels. In addition, these products, developed in cooperation with the former Ford Power Products (now part of Ford Powertrain, a division of Ford Motor Company), provide high power density and low emissions in a cost competitive package. The units are targeted for agricultural, light industrial and large residential standby power applications.

        Our 6.8 liter hydrogen genset was demonstrated in February 2003, when Stuart Energy unveiled and demonstrated the world's first intelligent electrolytic Hydrogen Energy Station ("HES") at its headquarters in Mississauga, Ontario. The HES is a multi-application system that generates, stores and delivers hydrogen for both backup power and vehicle fueling. The hydrogen genset is utilized to provide backup power.

        The 4.2 liter natural gas genset, introduced in July 2002, is on hold, pending resolution of a component design problem. We are continuing to evaluate the market and define target opportunities and distribution alternatives for our natural gas and hydrogen gensets.

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TRANSPORTATION PRODUCTS

        We continue to lead the transportation fuel cell industry. Our strength is shown by the number of companies unveiling vehicles powered with Ballard® fuel cells. These PEM fuel cell modules and engines are ideally suited to the environmental performance demanded of the next generation of automotive power — cleaner, quieter, more efficient, and without compromise in performance. We are also bringing electric drive systems to OEMs for integration into fuel cell and electric vehicles.

Vehicular Alliance

        Our strategic alliance with DaimlerChrysler and Ford, originally formed in 1998 and restructured in 2001, continues to strengthen. During 2001, we integrated the two joint venture companies, XCELLSIS, majority-owned by DaimlerChrysler, and Ecostar, majority-owned by Ford, into Ballard. This integration is now complete and we are realizing efficiencies from the streamlined operations. The increase in development activity by our partners and customers, and their accelerated commercialization plans, are examples of the benefits from this structure and of our partners' increasing commitment to fuel cells.

        In December 2002, our partners, DaimlerChrysler and Ford, agreed in principle to provide combined funding of up to $97 million over the next five years (primarily between 2005 and 2007) toward the development of our next generation light-duty PEM fuel cell engine development program. Up to $28 million of this funding may be in the form of an equity investment priced at the then current price, with the balance by way of engineering services revenue. The obligation of DaimlerChrysler and Ford to provide this funding, which is to be reflected in formal agreements, will be subject to Ballard achieving certain commercial and technical deliverables. This commitment is in addition to the existing engineering services revenue support provided by DaimlerChrysler and Ford for our current PEM fuel cell engine development programs, and their current CDN$55 million future equity commitment, which they have agreed in principle to provide to us upon request, at any time after December 31, 2003.

        Transportation Fuel Cell Products    PEM fuel cells represent a significant improvement and departure from existing combustion engine technology, and are progressing through the automotive OEMs' technology introduction pipelines. Our PEM fuel cells for transportation applications are based on our 85 kW Mark 902 fuel cell module. With this platform we have reduced cost, enhanced reliability, increased lifetime and improved manufacturability. The Mark 902 fuel cell module demonstrates the adaptability and scalability of PEM fuel cell technology, making it useable for both light-duty engines and heavy-duty transit bus engines.

        2002 proved to be a very important year in our automotive fuel cell program, headlined by our customers announcing their fleet demonstration plans. In 2003, a number of automakers will introduce PEM fuel cell vehicles to their customers for use in fleet applications. While these fleets are small in comparison to combustion engine vehicle sales, they are an important step on the path to mass commercialization of fuel cell vehicles.

        Honda achieved significant milestones during the year, receiving both CARB and U.S. Environmental Protection Agency certification of its zero-emission FCX automobile, powered using Ballard® fuel cells. This was the first fuel cell vehicle to receive such certification. In December, the City of Los Angeles became Honda's first U.S. retail customer for fuel cell vehicles, when Honda accelerated its initial vehicle introduction plans for fuel cell vehicles to 2002 from 2003. The city is leasing five Honda FCX fuel cell vehicles for use in everyday fleet applications.

        Also in December, we announced an agreement to supply Honda with up to 32 of Ballard's 85 kW Mark 902 fuel cell modules and support services. The fuel cell modules will be supplied, through 2005, for Honda's fuel cell vehicle customer demonstrations in the United States and Japan.

        In 2002, we also received orders from Nissan Motor Company for Mark 902 fuel cell modules, engines and support services, and gained a new automotive OEM customer for our PEM fuel cell engine and support services, including application engineering integration and vehicle launch support.

        Ballard's list of partners and customers continues to grow and our customers' fuel cell vehicle development programs continue to expand. PEM fuel cell vehicles are now being put in the hands of customers. We are committed to supporting these real world tests, and to having the best performing fuel cell engines to meet every customer's requirements.

        Beginning in late 2002, DaimlerChrysler and Ford began expanding their vehicle development programs to include expanded fleet demonstrations of vehicles. This is a critical step in introducing new technology, as it demonstrates our customers' confidence in fuel cell technology, and enables them to put fuel cell vehicles into the hands of end-users in preparation for mass market commercialization. 2002 marked the second year of the two-year field trial involving DaimlerChrysler's fuel cell-powered Sprinter van. Hermes Versand, a delivery service company in Germany, has been using the van as part of its fleet of delivery vehicles. During the year, the van averaged 60 deliveries a day and traveled over 16,000 kilometers.

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        In March 2002, Ford unveiled the Focus FCV, powered using a Ballard® fuel cell power train. This was the first public demonstration of our most advanced fuel cell power train. The Focus FCV demonstrated impressive performance at the recent CaFCP Coast Road Rally and then again at the Michelin Bibendum Challenge from Heidelberg to Paris. This performance has created strong interest from other automobile manufacturers in Ballard® fuel cell engines. Ford built 15 Focus FCV prototypes during the year and plans to place 60 Focus FCVs in fleets beginning in 2003.

        In June, DaimlerChrysler's NECAR 5 methanol fuel cell vehicle, which uses our fuel cell power train, successfully completed a 13-day, 3,000-mile (4,800-kilometer) endurance test across the United States. The drive provided DaimlerChrysler and Ballard with real world testing experience in a variety of conditions and demonstrated a high level of endurance and reliability.

        And in October, DaimlerChrysler unveiled its newest generation fuel cell vehicle, the Mercedes-Benz A-class F-Cell, powered using a Ballard® fuel cell power train, in Stuttgart, Germany. DaimlerChrysler will begin placing this fuel cell vehicle with customers in Europe, Japan, Singapore and the United States in 2003, as part of a 60-vehicle global fleet demonstration program.

        Transit Buses: Powered by Ballard™    We have developed a 205 kW heavy-duty PEM fuel cell bus engine. The bus and automobile fuel cell engines demonstrate the flexibility and modularity of our fuel cell architecture. We received certification from the German Institute for Traffic Safety in December 2002, after the engine was approved under the German Road Traffic Act, with reference to applicable EU directives, regulations and standards.

        Complementing DaimlerChrysler's fleet vehicle demonstration is the European Fuel Cell Bus Project. We have successfully tested prototypes of our latest heavy-duty PEM fuel cell engine in Vancouver and Germany and have begun shipping engines to DaimlerChrysler's Mannheim bus assembly plant for integration into Evobus Citaro buses for delivery in 2003. Under this project, DaimlerChrysler will deliver three fuel cell buses to each of ten European cities for a total of 30 buses.

        We received an order from bus manufacturer Gillig Corporation during 2002 for three heavy-duty PEM fuel cell bus engines to be demonstrated with Santa Clara Valley Transportation Authority in 2004. Gillig Corporation is the second largest transit bus manufacturer in North America. This order brings to 14 the number of transit agencies worldwide that have or will demonstrate buses powered with our heavy-duty PEM fuel cell engines.

        Soon, people in Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart, and in San Jose, California will be able to experience our technology first-hand, as part of their daily lives. These programs will seed the market and begin the establishment of a refueling infrastructure in these cities, as well as increase the public's awareness and understanding of fuel cell technology and hydrogen fuel.

        We plan to base our next generation heavy-duty PEM fuel cell engine on our next generation light-duty PEM fuel cell engine. As a result, we do not plan to undertake any significant additional development of our current generation heavy-duty PEM fuel cell engine. We believe the current generation heavy-duty PEM fuel cell engine is sufficiently developed to support the planned bus demonstrations, and to allow us to obtain engineering test information to develop the next generation heavy-duty PEM fuel cell engine.

        Electric Drive Systems    An electric drive system is a mechanism that converts electrical power provided by a power source, such as a fuel cell or battery, into mechanical energy that drives the wheels of a vehicle. Electric drive systems are used in cars and transit buses. Other applications for electric drive systems include airport ground support equipment and other industrial vehicles.

        Airports are significant points of pollution in many urban areas, and there is a strong impetus to reduce this pollution. One way to cut down on this pollution is to use electric vehicles. For the majority of the duty cycle of ground support equipment, the vehicle is stopped and in conventional equipment the combustion engine is idling. With electric power trains, airlines can realize significant operating efficiencies and cost savings: electric power trains automatically shut down when not in operation, but power is instantly available when required.

        Although the airline industry is going through a difficult period, our electric drive system continues to gain acceptance. As the industry recovers, capital spending is expected to increase and Ballard, strengthened by our relationships with leading OEMs such as Stewart & Stevenson TUG and Charlatte Industries, is well-positioned to lead the supply of this emerging market.

        In September 2002, Ford Motor Company announced that it would not proceed with its market introduction plans for the TH!NK City battery electric vehicles. Instead, it stated it would focus its resources on fuel cell and hybrid vehicle development. The cancellation of the TH!NK program will not have a significant impact on our business.

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CARBON FIBER PRODUCTS

        Carbon fiber is used to make highly engineered composite materials for applications that require high temperature resistance, great strength, controlled conductivity and flow, and excellent friction and wear properties. We develop and manufacture high quality carbon fiber products for applications in the fuel cell, automotive, aerospace, electro-chemical and sports equipment industries.

        Ballard Material Products, located in Lowell, Massachusetts, is our center of excellence for carbon fiber materials engineering and automotive carbon component manufacturing. In 2002, the division reported strong sales, with revenues of $14 million.

        In 2002, we introduced a coated carbon fiber paper for applications that include gas diffusion layers for the fuel cell industry. AvCarb™ P-50 carbon fiber paper, the result of a two-year development program, has excellent fuel cell performance characteristics, durability and electrical conductivity. The paper is manufactured using a proprietary continuous carbonization process under ISO 9001 and QS-9000 quality systems. Our customers include other fuel cell companies and developers of fuel cell components. The gas diffusion layer ("GDL") is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards the membrane. The quality of the GDL plays an important role in the overall performance and cost of a fuel cell.

        Ballard Material Products also added a coating line to its manufacturing capabilities in 2002. The new machine precision coats and cures paper and cloth substrate material at high temperatures, and brings in-house a previously sub-contracted process.

        As a Tier 1 supplier to the automotive industry, the division also continues work on a five-year extension of an exclusive contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.

RESEARCH & DEVELOPMENT

        Research and development at Ballard includes work on PEM fuel cell stacks, systems and advanced materials used in fuel cells. Much of the work is cross functional and we continue to invest extensively in research and development efforts. The Technology and Product Portfolio Management ("TPPM") process we implemented in 2001 continues to improve the development cycle time and flow of available technologies into our products to meet customer needs. The process allows us to create and execute our product and technology roadmaps and convert our technology leadership into product and market leadership. It also enables clear and efficient project decision-making, and improves the predictability and repeatability of product and technology delivery.

        We continue to conduct research focused on the improvement of our technology. For example, during 2002, progress was made toward understanding membrane electrode assembly degradation and the effect of various fuel and air contaminants. We are also working to qualify new materials, such as reversal tolerant catalyst, to improve the operation of our systems. New materials can offer significant advances in product reliability and durability under certain fuel cell operating conditions. We continue to improve our manufacturing processes for advanced components, to achieve consistency and improved yield in our drive to commercialization.

        Our customers have indicated their preference for hydrogen-fueled PEM fuel cell engines for automotive applications. As a result, we are exploring ways to leverage and realize value from our fuel processing technology. We retained Goldman Sachs in late 2002 to assist us in exploring various options. Our goal is to reduce our cash consumption with regards to fuel processing, while maintaining access to the technology. We have received interest from several parties who have expressed interest in various aspects of our fuel processing business. However, all of them have expressed a desire for Ballard to remain involved in the business. As a result, we are now actively considering externally funded Ballard development, partnerships or joint venture opportunities as our primary options for the fuel processing business.

        We have entered into a research and development agreement with DaimlerChrysler's Research and Technology group that will govern the activities of, and any intellectual property arising from, fully and jointly funded programs on PEM fuel cells. This agreement will accelerate research and development activities and ensure work is coordinated and focused on achieving commercialization of PEM fuel cell products. Currently there are four active projects under this agreement. Ballard has the right to own all intellectual property related to fuel cells and vehicular fuel cell engines developed by DaimlerChrysler under this agreement.

        In May, we signed an agreement with EBARA Corporation and EBARA Research Co. Ltd. to leverage its expertise and resources in the development of a pilot-scale manufacturing process to make BAM® Grafted Membrane, designed for low cost and durability in fuel cell applications. During this 18-month development project, we will validate the performance specifications of the membrane through demonstration in our fuel cell systems.

INTELLECTUAL PROPERTY

        Our intellectual property gives us a significant competitive advantage. We use patents to protect the value of our advances and

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innovations, including those in materials, fuel cell design, system components, manufacturing processes, operating techniques, electric drive systems, power electronics, fuel processing, monitoring and control systems, and complete fuel cell systems.

        In 2002, we integrated the sizeable patent holdings of XCELLSIS and Ecostar into our already substantial portfolio to create an extensive international patent portfolio. Under our new structure, we have more products and are focused on product-related patent filings that can be leveraged across multiple target markets. At the end of 2002, we had over 1700 patents issued or pending, covering over 650 distinct inventions.

        We are reviewing our patent portfolio with a focus on continuing to protect our core competencies in an efficient manner. Our corporate strategy to streamline programs and focus on a limited number of core technologies will be reflected in our intellectual property strategy going forward. We expect to reduce the overall number of patents in our portfolio in 2003, as we align the portfolio to support our strategic plan. We will also look at strategies to realize value from intellectual property that is not deemed core to our business.

ENVIRONMENTAL AND CORPORATE RESPONSIBILITY

MANUFACTURING AND FACILITIES

        We conduct a variety of activities at our facilities including the production of prototype PEM fuel cell modules and engines, fuel processors, electric drive systems, power electronics and large volumes of carbon fiber products. Our facilities have the capacity to meet our commercialization plans for all our product lines and each location uses a combination of in-house manufacturing expertise and third party suppliers, giving us the flexibility we require. Our supply chain team supports manufacturing activities by qualifying a supplier base through a rigorous selection process.

        Our 110,000-square foot volume manufacturing facility for PEM fuel cells in Burnaby, British Columbia, continues to provide us with a competitive advantage in bringing fuel cell products to market. We gain additional fuel cell manufacturing expertise with each generation of our product designs. We have extensive test facilities for fuel cells and fuel cell systems in both our Burnaby and Nabern locations.

        In May, we announced the opening of our Advanced Alternative Energy Laboratory, located at our Dearborn facility. The world class facility has six separate test cells with room for future expansion. Power systems up to 750 kVA can presently be tested, including power generators using sources such as fuel cells, microturbines and internal combustion engines. We also have electromagnetic compatibility testing capabilities in our Dearborn location, as well as power module clean room manufacturing facilities.

ENVIRONMENTAL IMPACT AND COMPLIANCE

        We operate our facilities and conduct manufacturing activities in a way that conserves resources and minimizes environmental impact. Our Quality, Safety and Environmental Policy Statement describes our commitment to conducting our business in a cost effective manner, manufacturing the highest quality products, meeting or exceeding customer and other stakeholder requirements, safeguarding the health and safety of all, and sustaining our natural environment. As part of our integrated management system, we follow a number of guiding principles for responsible business management.

        We continue to develop our environmental programs and operate and maintain world class safety systems in all facilities. Our Dearborn facility is registered to ISO 14001 and in 2002, the Burnaby facility began the development of its Environmental and Health & Safety Management System in an effort to achieve ISO 14001 and OHSAS (Occupational Health and Safety Assessment Series) 18001 registration in the 2003-2004 timeframe. Our facilities in Lowell and Nabern have successfully integrated standardized environmental, health and safety standards, policies, and work practices and are working to achieve ISO 14001 registration over the next two to three years.

        We have also completed a detailed environmental aspects and impacts assessment of our operations in Burnaby and Dearborn. In turn, we have developed policies, procedures, and work instructions to effectively manage environmental matters including air, water and waste management and reduction/minimization, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.

        In addition, we continue our participation in external environmental initiatives such as the Society of Automotive Engineers ("SAE") working group for the development of preferred practices

BALLARD POWER SYSTEMS INC.        35

for the recycling of fuel cell systems. This preferred practice has been completed and will be submitted to the SAE Fuel Cell Standards Committee for approval.

ETHICAL FUND QUESTIONNAIRES

        We are approached by an increasing number of ethical investment funds around the world to complete questionnaires related to our environmental sustainability and corporate responsibility. The environmentally friendly profile of our products, and the strong adherence to our value set, are well received by the investment community. We have been selected for the Dow Jones Sustainability World Index for the second year in a row and qualify for the Storebrand Principle Fund, among others.

CORPORATE GOVERNANCE

        A number of legislative and regulatory initiatives have been introduced in Canada and the United States over the past year, aimed at improving corporate accountability and responsibility. We actively monitor our activities to ensure that we are in compliance and following the best corporate governance practices at all times. We have reviewed and updated our corporate governance practices in light of the new initiatives, and we expect to make further changes to the composition of our board of directors and board committees. Our board of directors currently consists of 12 directors: six of whom are related to Ballard, and six of whom are unrelated and independent. At our annual meeting of shareholders in May 2003, we intend to expand our board to 13 directors and to make changes to ensure that a majority of board members are independent. Independence will be judged based on the criteria set out by the Toronto Stock Exchange, the NASDAQ National Market System and applicable laws or regulations.

        There are currently three standing committees of our board of directors: the Audit Committee, the Corporate Governance & Nominating Committee, and the Management Development & Compensation Committee. In December 2002, we changed the composition of our Audit Committee so that all of its members are independent. The board of directors also significantly expanded the Audit Committee's mandate. Additional responsibilities added to the mandate of the Audit Committee include the approval of all non-audit services provided by our external auditors and approval of related party transactions. We have proposed to our board that the composition of the Management Development & Compensation Committee be changed so that all of its members are independent, effective immediately after our May 2003 annual shareholders' meeting. The responsibilities of this committee will be expanded to include the director nomination function, which is currently the responsibility of the Corporate Governance & Nominating Committee. Along with these planned changes, we will change the names of the committees and their mandates accordingly.

        Improvements to other areas of our corporate governance practices include the separation of the roles of Chairman of the Board and Chief Executive Officer, expanding our director education program and improving our internal disclosure controls and procedures. We continue to monitor the various corporate governance initiatives as they develop and evolve, and we will adapt our corporate governance and business practices accordingly, to ensure that we are following the best practices.

        Code of Ethics    We have in place a Code of Ethics, which is applicable to all our officers, all other employees and our board of directors. The purpose of the Code of Ethics is to mandate honest and ethical conduct, including the ethical handling and avoidance of conflicts of interest, honest and complete disclosure in external reports, compliance by Ballard with all applicable laws and regulations, and the handling and consequences of violations or breaches of the Code of Ethics. We rigorously enforce the Code of Ethics within the company and have not granted any waivers under it. A copy of our Code of Ethics can be found on our website.

        Disclosure Controls and Procedures    As of a date (the "Evaluation Date") within 90 days before the date of this annual report, we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Ballard in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Securities and Exchange Commission. Since the Evaluation Date, there have not been any significant changes in our internal controls or in other factors that could significantly affect our internal controls.

36        BALLARD POWER SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATING RESULTS, CAPITAL REQUIREMENTS AND RISKS

OVERVIEW

        In December 2002, we completed two significant transactions involving the issuance of our common shares. On December 18, 2002, we completed an acquisition of the interest of ALSTOM Canada Inc. ("ALSTOM") in our stationary power subsidiary, Ballard Generation Systems Inc. ("BGS"), through the issuance of 2.5 million of our common shares. After the completion of this transaction and on the completion of the purchase by us of the interest of FirstEnergy Corp. ("FirstEnergy") (formerly GPU International, Inc.) in BGS, which is expected to close in 2003, we will own 100% of BGS. On December 30, 2002, we completed a $100.2 million equity financing ($95.1 million after issue costs) involving the issuance of 7.7 million of our common shares. The common shares were sold to a syndicate of Canadian underwriters at a price of CDN$20.25 or U.S.$13.016 per common share.

        On December 9, 2002, we announced a five-year plan (the "Corporate Restructuring") that provides for a significant reduction in cash consumption, an organizational restructuring, including a reduction of approximately 400 employees, development funding for our next generation transportation fuel cell engine and the further commitment of our vehicular alliance partners. The organizational restructuring involves the combining of three of four segments (Transportation, Power Generation and Electric Drives and Power Conversion) into a single, functional organization. This structure is designed to be more efficient and to enable us to focus on and accelerate the development of our core technologies while at the same time reducing administrative overhead expense. Our Material Products segment will continue to operate as a separate segment. We expect the Corporate Restructuring to result in a charge to earnings of approximately $15 million, of which $11.0 million was recorded in 2002. As we operated under the previous five reporting segments for almost all of 2002, we have not changed our reporting structure for 2002, but will do so in 2003.

        As hydrogen has emerged as the fuel of choice for our automotive customers, we are exploring ways to maximize the value of our fuel processing technology. These options include a partnership or joint venture, the licensing of our fuel processing technology to others, the potential sale of the fuel processing business or other similar arrangements. The implementation of this strategy is not critical to the success of our five-year plan.

        During 2001, we made three acquisitions that significantly expanded our business. On May 25, 2001, we acquired the carbon products division of Textron Systems Inc. through our wholly-owned subsidiary, Ballard Material Products Inc. ("BMP"). On November 30, 2001, we increased our ownership of XCELLSIS AG (now called Ballard Power Systems AG ("BPSAG")) to 50.1% and agreed to acquire the remaining 49.9% on or before November 15, 2004. Also on November 30, 2001, we increased our ownership of Ecostar Electric Drive Systems L.L.C. (now called Ballard Power Systems Corporation ("BPSC")) to 100%. Our additional interests in BPSAG and BPSC were acquired from DaimlerChrysler AG ("DaimlerChrysler") and Ford Motor Company ("Ford") in exchange for common shares. Collectively, BPSAG, BPSC and BMP are referred to in this discussion and analysis as the "Acquired Businesses". Due to the timing of the acquisitions of BPSAG and BPSC in November 2001, the results of these two businesses account for the majority of the differences in our consolidated results for 2002 from those reported in 2001. To a lesser extent, the inclusion of the results of BMP beginning in May 2001 also accounted for some of the differences in the results for 2002 relative to 2001.

        As a result of the purchase of the Acquired Businesses, during 2002 we changed the way we manage our business with respect to making operating decisions and assessing performance and, as a consequence, changed our segmented reporting into five reportable segments: Technology and Corporate; Power Generation; Transportation; Electric Drives and Power Conversion; and Material Products. Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane ("PEM") fuel cells and corporate administrative services. The Power Generation segment develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Our Transportation segment develops, manufactures and markets complete PEM fuel cell engines and PEM fuel cell components for the transportation market. The Electric Drives and Power Conversion segment develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine power generator products. The Material Products segment develops, manufactures and markets carbon fiber products primarily to

BALLARD POWER SYSTEMS INC.        37

automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

        Our net loss for the year ended December 31, 2002 was $147.7 million, or ($1.40) per share, compared with a net loss of $96.2 million or ($1.05) per share during the same period in 2001. The higher loss during the year was primarily due to a loss of $65.4 million from the Acquired Businesses in 2002, compared to $31.6 million in 2001, as the acquisitions primarily occurred late in 2001. As well, we incurred $27.5 million of business integration and restructuring costs, compared to $3.7 million in 2001 as most of these costs were incurred in 2002. The increased loss for 2002 arising from losses of the Acquired Businesses and business integration and restructuring costs, was partly offset by the benefit of cost reduction initiatives in our Vancouver locations, the completion and deferral of certain development programs and the completion of certain joint development funding arrangements. Cash used by operations and capital expenditures for the year ended December 31, 2002, excluding acquisition and business integration and restructuring expenditures, was $117.9 million, compared to $71.7 million during 2001 due primarily to the increased cash requirements of the Acquired Businesses in 2002 as compared to 2001.

CRITICAL ACCOUNTING POLICIES

        Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

        Revenue Recognition    We earn revenues under certain contracts to provide engineering services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is risk that the customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

        Warranty Provision    In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

        Inventory Provision    In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

        Investments    We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost depending on whether or not we have the ability to exercise significant influence over the company or partnership. Should circumstances indicate that an impairment in the value of these investments has occurred that is not temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining if an impairment in the value of these investments that is not temporary has occurred.

        Intangible Assets and Goodwill    As a result of the acquisitions made in 2001, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over a period ranging from 5 to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill for potential impairment. Should circumstances indicate that an impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

38        BALLARD POWER SYSTEMS INC.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

        As of January 1, 2002, we adopted the standard in Section 3062 "Goodwill and Other Intangible Assets", of the Canadian Institute of Chartered Accountants ("CICA") Handbook to be applied prospectively. Under the standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of the goodwill is charged to earnings. At year-end, we tested for goodwill impairment in each of our reporting units using a discounted cash flow and cost methodology and have determined that there has been no impairment of goodwill.

        Effective January 1, 2002, we adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation. The new standard requires that we account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation. Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the date of grant. Under the new accounting standard, our share distribution plan is deemed to be compensatory. We issue shares and share options under our share-based compensation plans as described in note 12 to the consolidated financial statements. Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

Consolidated Statements of Operations and Accumulated Deficit

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)	2002	2001	2000
Revenues:
Product revenues	$55,982	$32,050	$25,797
Engineering service and other revenue	34,955	4,154	—

Total revenues	90,937	36,204	25,797
Cost of revenues and expenses:
Cost of product revenues	67,114	33,415	34,578
Research and product development	113,736	77,197	50,512
General and administrative	22,613	14,005	7,575
Marketing	9,407	3,391	1,960
Depreciation and amortization	44,399	11,139	7,495
Capital taxes	244	444	677

Total cost of revenues and expenses	257,513	139,591	102,797

Loss before undernoted	(166,576)	(103,387)	(77,000)
Investment and other income	16,540	24,529	27,902
Equity in loss of associated companies	(2,298)	(23,541)	(21,947)
Minority interest	30,944	8,002	10,526
Business integration and restructuring costs	(27,532)	(3,700)	—
Gain on issuance of shares by subsidiary	—	997	15,561
License and royalty income (fees)	2,383	1,797	(7,687)

Loss before income taxes	(146,539)	(95,303)	(52,645)
Income taxes	1,192	858	1,187

Net loss for period	$(147,731)	$(96,161)	$(53,832)

Loss per share	$(1.40)	$(1.05)	$(0.61)

BALLARD POWER SYSTEMS INC.        39

RESULTS OF OPERATIONS

        Revenues for the year ended December 31, 2002 were $90.9 million, an increase of $54.7 million or 151% as compared to 2001. The improved revenues for 2002 primarily reflect revenues from the Acquired Businesses of $57.9 million for 2002, compared to $11.4 million in 2001. As well, engineering service and other revenues (excluding such revenues from the Acquired Businesses) increased by $9.3 million from 2001. Revenues in 2002 from the Acquired Businesses were primarily from the sale of light and heavy-duty PEM fuel cell engines by our Transportation segment, engineering service revenue from both our Transportation segment and our Electric Drives and Power Conversion segment, a $3.0 million termination payment received related to a contract with an original equipment manufacturer ("OEM") to manufacture power electronics for a microturbine application, and the sale of friction materials by our Material Products segment. Engineering service revenues reflect the achievement of predefined program development milestones for our customers. The related costs of providing these services are included in research and development expenses.

        During 2001, revenues were $36.2 million, an increase of $10.4 million or 40% from 2000. The improved revenues for 2001 reflect revenues from the Acquired Businesses of $11.4 million, increased purchases of fuel cells by automobile manufacturers and the sale of portable fuel cells to several OEMs.

        Cost of product revenues for the year ended December 31, 2002 were $67.1 million, an increase from 2001 of $33.7 million or 101%. Cost of product revenues from the Acquired Businesses for 2002, were $41.4 million compared to $11.2 million in 2001 due to the timing of the purchases of the Acquired Businesses. Cost of product revenues were also higher during 2002 due to increased shipments of heavy-duty fuel cell modules for bus engines for European field trials and light-duty applications. Also included in cost of product revenues for 2002 is a provision of $6.4 million related to estimated warranty liabilities from firm orders received to supply bus engines for European field trials in 2003. This was offset by the reversal of accrued warranty liabilities for our Mark 900 Series fuel cell modules due to contractual expirations, lower production costs for our Mark 900 Series fuel cell modules and the fact that the 2001 cost of product revenues included the manufacturing cost associated with our 250 kW stationary generator field trial program.

        Cost of product revenues were $33.4 million during 2001, a decline of $1.2 million or 3% from 2000 because the 2000 comparative period included substantial manufacturing costs associated with BGS's 250 kW stationary generator field trial programs. As well, based on our experience with the 250 kW stationary generator field trial programs and because of warranty expirations, we reduced our warranty liability during 2001. This was partly offset by an increase in the cost of revenues from Acquired Businesses during 2001 as compared to 2000.

        Research and product development expenses for the year ended December 31, 2002 were $113.7 million, an increase of $36.5 million or 47% as compared to 2001. The increase primarily reflects the research and product development expenses of $57.2 million in 2002 from the Acquired Businesses for development of light and heavy-duty PEM fuel cell engines and subsystems, electric drive systems and power electronics, compared to $7.2 million of research and development expenditures from the Acquired Businesses in 2001. Excluding the expenses of the Acquired Businesses, research and product development expenses decreased by $13.5 million from 2001 due to the benefit of cost reduction initiatives in our Vancouver locations, the completion and deferral of certain development programs and the completion of certain joint development funding arrangements. Included in research and development for 2002 are costs of $27.4 million related to achieving predefined program milestones for our customers for which we earned engineering service revenue.

        Research and product development expenses during 2001 were $77.2 million, an increase of $26.7 million or 53% as compared to the previous year. The increase was due to higher development activity related to fuel cell engineering and manufacturing processes, developing our Mark 900 Series fuel cell modules, stationary generators, portable power products and fuel processing systems, investments aimed at fuel cell cost reduction, and testing and preparation for commercial product launch. Research and development activity at the Acquired Businesses also contributed to the increase during 2001.

        General and administrative and marketing expenses for the year ended December 31, 2002 were $22.6 million and $9.4 million, respectively. As compared to 2001, this represents an $8.6 million or 61% increase in general and administrative expense and a $6.0 million or 177% increase in marketing expense. The increases primarily reflect the general and administrative and marketing expenses of the Acquired Businesses, which totaled $17.7 million in 2002 and $4.5 million in 2001. As well, general and administrative and marketing expenses (excluding the Acquired Businesses) have increased slightly from the comparative peri-

40        BALLARD POWER SYSTEMS INC.

ods in 2001 due to the recognition of non-cash share compensation expenses related to general and administrative activities as we prospectively adopted the new accounting standard for stock-based compensation in 2002 (as described in note 1(r) to the consolidated financial statements).

        General and administrative and marketing expenses for the year ended December 31, 2001 were $14.0 million and $3.4 million, respectively. Compared to general and administrative and marketing expenses in 2000, this represents an increase of $6.4 million and $1.4 million, respectively. The increases reflect costs associated with implementing the business system processes and capabilities required in support of our commercial introduction of fuel cell products, and expenses from the Acquired Businesses.

        Depreciation and amortization was $44.4 million for the year ended December 31, 2002, an increase of $33.3 million or 299% as compared to 2001. The increase reflects the amortization of intangible assets and depreciation of the property, plant and equipment of the Acquired Businesses of $32.9 million in 2002 compared to $2.2 million in the prior year.

        Depreciation and amortization for 2001 was $11.1 million, an increase of $3.6 million as compared to 2000 primarily due to depreciation and amortization from the Acquired Businesses and from capital additions in 2001.

        Investment and other income was $16.5 million for the year ended December 31, 2002, a decline of $8.0 million or 33% as compared to the prior year. Lower investment income resulting from a decline in interest rates and lower average balances of cash and short-term investments was partly offset by higher foreign exchange gains in 2002 relative to 2001.

        During 2001, investment and other income was $24.5 million, a decline of $3.4 million or 12% from 2000 as a result of lower average balances of cash and short-term investments and lower interest rates, partly offset by higher foreign exchange gains in 2001 relative to 2000.

        The following table provides a breakdown of our investment and other income and foreign exchange gains for the reported periods:

(Expressed in thousands of U.S. dollars)
Years ended December 31	2002	2001	2000
Investment and other income	$10,763	$20,215	$26,793
Foreign exchange gain	5,777	4,314	1,109

	$16,540	$24,529	$27,902

        The foreign exchange gains are primarily attributable to the effect of the changes in the value of the Canadian dollar relative to the U.S. dollar on our net Canadian dollar monetary assets.

        Equity in loss of associated companies for the year ended December 31, 2002 was $2.3 million, a $21.2 million decrease relative to 2001. The decrease primarily reflects the change in accounting method for BPSAG and BPSC, which were previously recorded as equity investments, but following their acquisition by us are consolidated.

        Equity in loss of associated companies for the year ended December 31, 2001 was $23.5 million, an increase of $1.6 million relative to the prior year. The higher loss was primarily the result of increased investment in research and development activities undertaken by associated companies.

        Minority interest for the year ended December 31, 2002 was $30.9 million compared to $8.0 million during 2001. The increase reflects the 49.9% minority interest portion of BPSAG's losses, partly offset by a reduced minority interest in the losses of BGS. This is due to the reduction in the minority interest in BGS from 31.7% in December 2001 to 13.2% in December 2002 resulting from the acquisition by us of the interests of ALSTOM and EBARA Corporation ("EBARA") in BGS in December of 2002 and 2001, respectively.

        Minority interest for the year ended December 31, 2001 was $8.0 million compared to $10.5 million in 2000. The $2.5 million decline resulted from lower net losses from BGS. This was partly offset by minority interest in losses of BPSAG.

        Business integration and restructuring costs were $27.5 million during 2002 and $3.7 million during 2001. All of the 2001 costs and $16.5 million of the 2002 costs related to expenditures for severance, the closure of facilities, asset write-downs and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC. The remaining $11.0 million of expenses in 2002 represent severance, facility closure costs and asset write-downs associated with the Corporate Restructuring.

        Gain on the issuance of shares by subsidiary was nil for the year ended December 31, 2002 and $1.0 million for the year ended December 31, 2001. The comparative amounts for 2001 and 2000 relate to the issuance of shares of BGS to FirstEnergy and ALSTOM during 2001 and to FirstEnergy, ALSTOM and EBARA in 2000.

BALLARD POWER SYSTEMS INC.        41

        License and royalty income (fees) was $2.4 million in 2002 compared to $1.8 million in 2001. The license income in 2002 represents the conversion of a $2.4 million prepaid license fee to an unassociated company into a secured three-year debenture, which resulted in the reversal of the previously expensed license fee. The 2001 income is for the granting of manufacturing rights by BGS to EBARA BALLARD Corporation ("EBARA BALLARD") in exchange for an additional investment in EBARA BALLARD representing our proportionate share of financing by that company's shareholders. License fees of $7.7 million during 2000 include the payment of license fees for access to ALSTOM's manufacturing technology and know-how. The 2000 amount also included the prepaid license fee made to an unassociated company to access intellectual property.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

        Cash, cash equivalents and short-term investments were $376.9 million as at December 31, 2002, a decrease of $44.4 million from the end of 2001. The decrease was primarily driven by increased net losses (excluding non-cash items) of $110.0 million, higher working capital requirements of $16.5 million and capital spending of $20.3 million, partly offset by net proceeds from the issuance of share capital of $101.2 million. Included in cash used by operations and capital expenditures was the payment of $28.9 million of business integration and restructuring costs and related capital expenditures.

        Cash used by operations was $126.4 million for the year ended December 31, 2002, compared to $54.8 million in 2001. Net cash losses were higher primarily due to the cash requirements of BPSAG and BPSC, acquired in November 2001, and business integration and restructuring costs. Non-cash working capital requirements resulted in cash outflows of $16.5 million driven primarily by an $11.0 million increase in accounts receivable due to higher revenues and a $16.6 million decline in accounts payable and accrued liabilities due to the net payment of $11.3 million for business integration and restructuring costs. These increases in non-cash working capital requirements were partly offset by a $7.8 million increase in accrued warranty liabilities primarily due to anticipated warranty expenditures on firm orders received to supply bus engines for European field trials and increased deliveries of light-duty fuel cell modules.

        Investing activities resulted in cash inflows of $121.7 million for the year ended December 31, 2002, primarily due to decreases in short-term investments of $140.8 million, partly offset by capital spending of $20.3 million. The decrease in short-term investments resulted from changes in the duration of our investment portfolios to optimize investment returns. Capital spending was primarily for manufacturing equipment, lab and test equipment and for facility modifications related to the consolidation of locations.

        Financing activities resulted in a cash inflow of $101.2 million for the year ended December 31, 2002. The increase was driven primarily from the net proceeds from the issuance of share capital resulting from an equity financing of $95.1 million ($100.2 million before share issue costs) and $6.1 million from the exercise of employee stock options.

        As at December 31, 2002, we had 115,789,374 common shares, one Class A share and one Class B share issued and outstanding. As at that date, we also had outstanding employee stock options to purchase 8,172,343 common shares.

LIQUIDITY AND CAPITAL RESOURCES

        As at December 31, 2002, we had cash, cash equivalents and short-term investments totaling $376.9 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, carbon fiber products, power electronics and electric drives, alternative fuel combustion engine gensets, the purchase of equipment for our manufacturing facilities and the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including our success in executing the Corporate Restructuring, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs.

        We expect to incur negative EBITDA (earnings before interest, taxes, depreciation and amortization) for the next several years as we continue to make investments in research and product development activities required to commercialize our products. However, assuming that we successfully execute our five-year plan, we believe that we will achieve positive EBITDA at the end of 2007.

        For the year ended December 31, 2002, we expended $117.9 million of cash for ongoing operations and capital expenditures,

42        BALLARD POWER SYSTEMS INC.

which was below our guidance in the range of $122 million to $142 million due primarily to lower than expected capital expenditures, working capital requirements and research and development expenditures as well as higher revenues and unplanned foreign exchange gains. During 2002, we expended an additional $27.5 million for business integration and restructuring expenditures related to the acquisition of BPSAG and BPSC, plus $1.4 million of spending related to the Corporate Restructuring. This was lower than our 2001 guidance of $36 million in cash requirements related to acquisition and business integration and restructuring costs as a result of the acquisition of BPSAG and BPSC. The lower acquisition and business integration spending in 2002 was primarily due to less spending on integration projects than planned (mainly closure of facilities and information technology projects) and because a portion of expected expenditures were non-cash such as severance payments made in shares.

        We expect that our cash requirements for ongoing operations and capital expenditures in 2003 will be approximately $80 million, plus an additional $9 million related to cash restructuring expenses. This is a significant reduction from 2002 and will be achieved by decreasing our spending in all expense categories, reducing our capital expenditures and aggressively managing working capital. The reduction in expenses will be achieved a number of ways. 2003 will be the first year we see the full impact of cost reduction initiatives and restructuring activities that were implemented in 2002 after the acquisition of BPSAG and BPSC. We also expect product and technology development expenditures in 2003 will be reduced by the decision to defer certain programs, such as the 10 kW and 60 kW programs, the rationalization of our fuel processing business through externally funded Ballard development, partnerships or joint venture opportunities and by focusing on core programs and leveraging suppliers and partners to develop non-core technology, where possible. As well, the move to a single functional structure will simplify and streamline the organization, further reducing our cash requirements. Revenues for 2003 are expected to increase to $110 million to $120 million, driven by higher light-duty automotive sales, delivery of the remaining bus engines for the European Fuel Cell Bus Project, sales of our Nexa™ power module and an increase in sales of non-fuel cell products such as electric drive systems, power electronics, and alternative fuel combustion engine gensets. Some of the expected increase in revenues for 2003 is based on orders already received.

        DaimlerChrysler and Ford have agreed in principle that, at our request, at any time after December 31, 2003, they will make an equity investment of a total of CDN$55 million (the "Equity Financing Obligation"), comprising CDN$30 million by DaimlerChrysler and CDN$25 million by Ford. As well, DaimlerChrysler and Ford have agreed in principle to provide an additional $97 million to fund expenses related to our next generation light-duty PEM fuel cell engine development program, subject to us achieving certain commercial and technical deliverables. Up to $28.0 million of this funding may be in the form of an equity investment with the balance by way of engineering service revenue. To implement these commitments, a formal amendment to our alliance agreement with Ford and DaimlerChrysler must be executed. We waived the obligation of DaimlerChrysler and Ford to participate in our December 2002 equity financing, subject to their entering into a formal agreement on the Equity Financing Obligation before March 31, 2003.

        We believe, assuming that we successfully execute our five-year plan (including its revenue and cost assumptions), our cash, cash equivalents and short-term investments, and the current (CDN$55 million) and proposed new ($97 million) commitments of DaimlerChrysler and Ford, will provide us with sufficient cash resources to fund our operations beyond 2007, significantly improving our ability to achieve positive cash flow from operations.

        As at December 31, 2002 we had the following contractual obligations and commercial commitments:

	Payments Due by Period
(Expressed in thousands of U.S. dollars)	Total	Less than one year	1-3 years	4-5 years	After 5 years
Contractual Obligations
Operating leases	$25,151	$4,273	$4,267	$2,159	$14,452
Purchase commitments	3,843	3,551	292	—	—

Total contractual obligations	$28,994	$7,824	$4,559	$2,159	$14,452

BALLARD POWER SYSTEMS INC.        43

We also had commitments to purchase $1.1 million of capital assets. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

        In addition to these contractual obligations, we have issued a letter of credit in the amount of $0.9 million expiring December 6, 2003 related to a lease agreement for premises.

RISKS & UNCERTAINTIES

        The development and commercialization plans for Ballard's products presented in this Annual Report and Management's Discussion & Analysis are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including those detailed below.

        Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability, and performance required in a commercial product. To be commercially useful, certain of our PEM fuel cell products, carbon fiber products, combustion engine power generator products, electric drives and power electronics products must be integrated into products manufactured by original equipment manufacturers. There is no guarantee that original equipment manufacturers will manufacture appropriate products, or, if they do manufacture such products, that they will choose to use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated. Our business plan recognizes and, to the extent possible, attempts to manage these risks by pursuing diverse markets for each of our products. Within these markets, our commercialization plan is focused on products that we believe have a competitive advantage. We are developing components and subsystems for fuel cell systems that we are leveraging into non-fuel cell applications to further our technology, build recurring revenues, create distribution channels, reduce costs by increasing volumes and to develop the operating disciplines required to manufacture and sell commercial products. Additionally, the plan for product and market development is to work closely with strategic partners and key customers who together have the capability and understanding of specific markets to develop products that incorporate our products to meet consumer requirements.

        The demonstration programs in portable, stationary, transportation, and other PEM fuel cell applications that are required for development and testing of our products in actual field operations entail significant risks. These risks include problems or delays in demonstrations due to technical difficulties, inability to meet design performance goals, including power output, life and reliability and, for transportation applications, the risk of motor vehicle accidents. We mitigate these risks to the extent possible through detailed project management, formal design reviews, reviews by external experts, contingency plans which anticipate likely problems, safety reviews, training and testing programs related to the operation and maintenance of fuel cells for portable power products and stationary generators, fuel cell engines for transportation, combustion engine power generators, electric drives and power electronics, and by carrying appropriate liability insurance. However, there can be no assurance that the demonstrations will be successful in meeting our product development, market development and commercialization objectives.

        PEM fuel cell vehicles utilize hydrogen, rather than gasoline, as fuel. While hydrogen may be extracted from gasoline, such use of gasoline as a fuel for PEM fuel cell vehicles requires the development of reforming technologies. The construction of a system to deliver hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties. There is no guarantee that an adequate fuel distribution infrastructure will be built. Also, the fuel delivered through such distribution infrastructure may have a higher price than consumers are willing to pay, due to the cost of the delivery system and the cost of the fuel itself. If consumers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by PEM fuel cells is unlikely to develop. Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored in vehicles to provide comparable range to that of an internal combustion engine vehicle. Our automotive customers have reached consensus that their first commercial PEM fuel cell vehicles will be hydrogen-fueled. We are focusing our development activities on hydrogen-based systems to meet our customers' needs. The California Fuel Cell Partnership, a collaboration of automotive manufacturers, energy companies, fuel cell technology companies and government agencies, is working to successfully demonstrate fuel cell technology, create public awareness and solve common issues, including fuel infrastructure, along the path to commercialization of fuel cell vehicles. This increased visibility and greater public awareness of the technology and its

44        BALLARD POWER SYSTEMS INC.

advantages helps to create political will to put government policies and programs in place that will speed up the adoption of fuel cells and the development of a hydrogen infrastructure. Globally, governments continue to support fuel cells through a variety of programs, including funding the development of a fuel infrastructure (such as the recent FreedomCAR and Hydrogen Fuel Initiative, which is proposing funding for fuel cell vehicle and hydrogen fuel research and development over the next five years), support for vehicle demonstrations, and the development and field testing of portable and stationary fuel cell power generators and light-duty vehicles.

        Within Europe, the United States, Canada, Japan and China, there are a number of competitors actively engaged in the development of PEM fuel cell products, carbon fiber products, combustion engine power generator products, electric drives and power electronics. Each of these competitors has the potential to capture or retain market share in various markets to our detriment. Many of these companies are very large in comparison to us and have extensive manufacturing, marketing and sales capabilities. We seek to maintain our technology lead through our strong intellectual property position, which will act as a barrier against competitors, and by continuing to invest in technology development. However, there can be no assurance that our present or future issued patents will protect our technology lead. Our patents that have been obtained or applied for will expire during the period from 2009 to 2022. We also rely upon know-how and trade secrets to maintain our technology lead. However, there is no assurance that this information can be completely protected.

        In addition to the competition faced from other fuel cell manufacturers, Ballard® fuel cell products must also compete with alternative power products (such as advanced batteries and hybrid battery / internal combustion engines), new alternative power technologies, including other types of fuel cells, current power technologies and improvements to current power technologies. Our commercialization plan seeks to overcome this competition by focusing on fuel cell products where a competitive advantage exists and by relying on the large overall size of the portable and stationary power generation and transportation markets to ensure a sufficient market for our products. Additionally, we are leveraging our components and subsystems into non-fuel cell markets to create early revenue and further develop our fuel cell technology.

        One of our markets is for stationary fuel cell power generators. This market is being driven by deregulation and restructuring of the electric utility industry globally and the increasing energy needs of utilities, independent power producers and end-users. The deregulation of the electric utility industry is subject to government policies that will, over time, determine its pace and extent. Changes in government and public policy over time could impact deregulation and therefore adversely affect our schedule for commercializing stationary power generators. We seek to manage this risk by focusing on fuel cell products where a clear competitive advantage over conventional power sources exists and by relying on the large overall size of the international stationary power markets, many of which are already deregulated, to mitigate the effects of government policy changes in any one jurisdiction.

        Another market driver for Ballard® fuel cell transportation products is the development of government policy related to energy security concerns and the environment. Unfavorable decisions related to environmental policies could have an adverse effect on our outlook and result in delays in the introduction of our products. For example, the California Air Resources Board staff has recently recommended delaying implementation of the Zero-Emission Vehicle ("ZEV") mandate in California until 2005, and New York and Massachusetts have proposed delaying their ZEV mandates until 2007. The current proposed revisions to the ZEV regulations require that 10% of vehicles sold beginning in 2005 be ZEVs with at least 1% of the requirements being met by ZEVs. We plan to have fuel cells available to meet the requirements of automotive companies, many of which are planning to introduce their first fuel cell vehicles before 2005, leading to a mass market product introduction between 2010 and 2015. The ZEV regulations that impact buses and large transit agencies (over 200 buses) in California are separate from the regulations for cars and light-duty trucks. Under the bus regulations, each transit agency that is choosing a diesel path is required to participate in a zero-emission bus ("ZEB") demonstration program and report on the results in 2005. Then, beginning in 2008, 15% of their new fleet purchases are to be ZEBs. Any changes in the California regulations may affect the timing of this introduction. However, there can be no assurance that transit agencies will purchase buses powered by Ballard® fuel cell engines when available. We mitigate, to the extent possible, the effects of changes in government regulations by developing products for diverse uses and diverse geographic locations, such as the European Fuel Cell Bus Project, where 10 European cities will each demonstrate three fuel cell buses, Powered by Ballard™. We also maintain relations with relevant government agencies to ensure that they have the appropriate information

BALLARD POWER SYSTEMS INC.        45

about fuel cell commercialization progress and timelines when making revisions to regulations.

        The Corporate Restructuring involves implementation of our five-year plan. There are no assurances that we can achieve the benefits we expect from the Corporate Restructuring. In addition, narrowing the scope of our development activities may not provide the acceleration in product commercialization that we anticipate. The Corporate Restructuring may not improve or speed our product delivery and does not guarantee that we can leverage relationships with suppliers for the development of non-core technologies. To successfully implement the Corporate Restructuring, we have eliminated our divisional structure, are consolidating facilities and have begun a 28% workforce reduction that will continue throughout 2003.

        As described under "Cash Flows, Liquidity and Capital Resources", if we experience significant cost overruns on any of our programs, if the Corporate Restructuring is more costly than we anticipate, or if the cost savings realized from the Corporate Restructuring are much lower than our estimate and we cannot obtain additional funds to cover such overruns or additional cash requirements, certain research and development activities and the additions to manufacturing capacity may be delayed or eliminated, resulting in changes or delays to our commercialization plans. We cannot predict with certainty our future revenues or results from our operations, and the benefits of our five-year plan are based on revenue assumptions. In addition, we regularly review acquisition opportunities and may consider expanding our business beyond what is currently contemplated in our five-year plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity. We seek to mitigate this risk by securing funding commitments from a variety of sources and through adjustments to our implementation plan, by maintaining a substantial cash reserve, by being financially conservative in our expenditures and by maintaining good communications with investors and investment bankers to assist us should we need to access the public equity markets.

        We are also subject to normal operating risks such as credit risks and foreign currency risks. Our credit risks are minimal, as our customers are mainly large corporations and governments. Foreign currency sales and purchases are made mainly in Euros and Canadian dollars. Over time, Euro and Canadian dollar cash balances are matched, to the extent possible, to planned purchases in Euro or Canadian dollars. In addition, where we have planned foreign currency expenditures or large foreign currency purchase commitments, which exceed our Euro or Canadian dollar cash balances, we may enter into forward contracts to reduce our exposure. This approach reduces our exposure to material foreign currency exchange fluctuation risk.

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
(Expressed in thousands of U.S. dollars, except per share amounts)
	Dec 31	Sep 30	Jun 30	Mar 31
Year ended December 31, 2002
Revenue	$29,292	$28,035	$21,498	$12,112
Net loss	$(35,349)	$(40,192)	$(21,473)	$(50,717)
Net loss per share	$(0.33)	$(0.38)	$(0.20)	$(0.48)
Weighted average common shares outstanding (000s)	105,882	105,344	105,286	105,024
Year ended December 31, 2001
Revenue	$13,321	$9,666	$9,376	$3,841
Net loss	$(36,025)	$(20,352)	$(25,721)	$(14,063)
Net loss per share	$(0.37)	$(0.22)	$(0.28)	$(0.16)
Weighted average common shares outstanding (000s)	96,559	90,483	90,309	89,462

46        BALLARD POWER SYSTEMS INC.

FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

        The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility. Management is also responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

        In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. Some of the assets and liabilities include amounts which are based on estimates and judgments as their final determination is dependent on future events.

        The board of directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee. The Audit Committee consists of three directors who are not involved in the daily operations of the Company. The functions of the committee include: reviewing the system of internal controls; reviewing any relevant accounting, financial and securities regulatory matters; and recommending the appointment of external auditors. The Audit Committee meets on a regular basis with management and the auditors of the Company to satisfy itself that their responsibilities have been properly discharged.

        The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements. Their examination includes a review and evaluation of our system of internal controls and appropriate tests and procedures to the extent they consider necessary to provide reasonable assurance that the consolidated financial statements are presented fairly and in accordance with Canadian generally accepted accounting principles. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

"Firoz Rasul"	"Dennis Campbell"	"David Smith"
Firoz Rasul Chairman of the Board and Chief Executive Officer February 4, 2003	Dennis Campbell President and Chief Operating Officer February 4, 2003	David Smith Chief Financial Officer February 4, 2003

AUDITORS' REPORT TO SHAREHOLDERS

        We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"
Chartered Accountants Vancouver, Canada February 4, 2003

48        BALLARD POWER SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

December 31 (Expressed in thousands of U.S. dollars)	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$237,233	$140,774
Short-term investments	139,637	280,475
Accounts receivable (notes 4 and 15)	28,313	17,312
Inventories (note 5)	26,134	28,046
Prepaid expenses	2,029	873

	433,346	467,480
Property, plant and equipment (note 6)	97,899	109,006
Intangible assets (note 7)	156,024	170,453
Goodwill (note 2)	200,639	184,930
Investments (note 8)	26,546	26,241
Other long-term assets	3,349	1,209

	$917,803	$959,319

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (notes 9 and 15)	$46,749	$58,111
Deferred revenue	4,492	1,944
Accrued warranty liabilities	25,637	17,818

	76,878	77,873
Long-term liabilities (note 10)	11,408	7,723
Minority interest	4,726	36,517

	93,012	122,113
Shareholders' equity:
Share capital (note 12)	1,187,127	1,051,811
Accumulated deficit	(362,100)	(214,369)
Cumulative translation adjustment	(236)	(236)

	824,791	837,206

	$917,803	$959,319

Commitments and contingencies (notes 12(i) and 13)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Douglas Whitehead"	"Stephen Bellringer"
Director	Director

BALLARD POWER SYSTEMS INC.        49

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

Years ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)	2002	2001	2000
Revenues:
Product revenues	$55,982	$32,050	$25,797
Engineering service and other revenue	34,955	4,154	—

Total revenues	90,937	36,204	25,797
Cost of revenues and expenses:
Cost of product revenues	67,114	33,415	34,578
Research and product development	113,736	77,197	50,512
General and administrative	22,613	14,005	7,575
Marketing	9,407	3,391	1,960
Depreciation and amortization	44,399	11,139	7,495
Capital taxes	244	444	677

Total cost of revenues and expenses	257,513	139,591	102,797

Loss before undernoted	(166,576)	(103,387)	(77,000)
Investment and other income	16,540	24,529	27,902
Equity in loss of associated companies	(2,298)	(23,541)	(21,947)
Minority interest	30,944	8,002	10,526
Business integration and restructuring costs (note 3)	(27,532)	(3,700)	—
Gain on issuance of shares by subsidiary (note 15)	—	997	15,561
License and royalty income (fees)	2,383	1,797	(7,687)

Loss before income taxes	(146,539)	(95,303)	(52,645)
Income taxes (note 14)	1,192	858	1,187

Net loss for period	(147,731)	(96,161)	(53,832)
Accumulated deficit, beginning of period	(214,369)	(118,208)	(64,376)

Accumulated deficit, end of period	$(362,100)	$(214,369)	$(118,208)

Basic and diluted loss per share	$(1.40)	$(1.05)	$(0.61)

Weighted average number of common shares outstanding	105,386,420	91,382,814	87,801,559

See accompanying notes to consolidated financial statements.

50        BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Expressed in thousands of U.S. dollars)	2002	2001	2000
CASH PROVIDED BY (USED FOR):
Operating activities:
Net loss for period	$(147,731)	$(96,161)	$(53,832)
Items not affecting cash:
Gain on issuance of shares by subsidiary	—	(997)	(15,561)
License and royalty income (fees)	(2,383)	(1,797)	5,427
Compensatory shares	6,881	—	—
Depreciation and amortization	50,602	14,638	8,440
Loss on sale and writedowns of property, plant and equipment	11,658	—	—
Equity in loss of associated companies	2,298	23,541	21,947
Minority interest	(30,944)	(8,002)	(10,526)
Other	(334)	(144)	437

	(109,953)	(68,922)	(43,668)
Changes in non-cash working capital:
Accounts receivable	(11,001)	11,020	2,175
Inventories	1,912	(3,884)	(5,647)
Prepaid expenses	(1,156)	(73)	345
Accounts payable and accrued liabilities	(16,615)	5,714	4,498
Deferred revenue	2,548	1,122	(313)
Accrued warranty liabilities	7,819	235	5,259

	(16,493)	14,134	6,317

Cash used by operations	(126,446)	(54,788)	(37,351)
Investing activities:
Net decrease (increase) in short-term investments	140,838	21,512	(131,141)
Additions to property, plant and equipment	(20,340)	(18,329)	(20,153)
Proceeds on sale of manufacturing rights	—	3,362	—
Proceeds on sale of property, plant and equipment	1,085	722	—
Investments	(2,603)	(14,444)	(25,335)
Acquisition of other companies (note 2)	(343)	(27,714)	—
Other long-term assets	243	(142)	(848)
Long-term liabilities	2,863	(110)	—

	121,743	(35,143)	(177,477)
Financing activities:
Net proceeds on issuance of share capital	101,239	47,331	318,169
Proceeds on issuance of shares by subsidiary	—	2,352	23,737
Other	(77)	(77)	(74)

	101,162	49,606	341,832

Foreign exchange loss on cash and cash equivalents denominated in foreign currency	—	(195)	—

Increase (decrease) in cash and cash equivalents	96,459	(40,520)	127,004
Cash and cash equivalents, beginning of year	140,774	181,294	54,290

Cash and cash equivalents, end of year	$237,233	$140,774	$181,294

Supplemental disclosure of cash flow information (note 16)

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.        51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. SIGNIFICANT ACCOUNTING POLICIES

        (a)  Description of business:    The principal business of Ballard Power Systems Inc. (the "Company" or "Ballard") is the development and commercialization of proton exchange membrane ("PEM") fuel cells, fuel cell engines, subsystems and components, electric drives and power electronic products and carbon fiber products. The Company's principal customers are original equipment manufacturers, power generation distributors and government agencies.

        (b)  Use of estimates:    The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, investment valuation, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

        (c)  Basis of presentation:    The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Material measurement differences to United States GAAP are disclosed in note 18.

        The consolidated financial statements include the accounts of the Company and its principal subsidiaries as follows:

Percentage ownership	2002	2001	2000
Ballard Advanced Materials Corporation	77.5	77.5	77.5
Ballard Capital Inc.	100.0	100.0	100.0
Ballard Generation Systems Inc.	86.8	68.3	59.5
Ballard Material Products Inc. (note 2)	100.0	100.0	—
Ballard Power Corporation	100.0	100.0	100.0
Ballard Power Systems AG (note 2)	50.1	50.1	26.7
Ballard Power Systems Corporation (note 2)	100.0	100.0	20.9

        All significant intercompany balances and transactions have been eliminated.

        (d)  Cash and cash equivalents:    Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value losses are recognized immediately in the statement of operations.

        (e)  Income taxes:    The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carryforwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

        (f)    Investments:    Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

        Investments in shares of companies over which the Company has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist, are carried at cost.

        (g)  Inventories:    Inventories are recorded at the lower of cost and net realizable value. Costs of materials are determined on an average per unit basis. The cost of work-in-progress and finished goods inventories include materials, labour and production overhead.

52        BALLARD POWER SYSTEMS INC.

        (h)  Property, plant and equipment:    Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	5 to 10 years

        (i)    Intangible assets:    Fuel cell technology, system and subsystem technology, in-process research and development and trade names acquired from third parties by the Company are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years.

        (j)    Goodwill:    The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Company's consolidated financial statements.

        On July 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on business combinations. The Company has adopted this new standard prospectively. The recommendations require that all acquisitions completed after June 30, 2001 be accounted for using the purchase method.

        The Company's acquisitions completed after June 30, 2001, have been recorded under these new recommendations (note 2).

        As of January 1, 2002, the Company adopted the standard in Section 3062 "Goodwill and Other Intangible Assets" of the CICA Handbook to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. At year end, the Company tested for goodwill impairment in each of the reporting units using a discounted cash flow and cost methodology and determined that there was no impairment of goodwill.

        For the year ended December 31, 2001, the Company recorded $58,000 of goodwill amortization (2000 — $nil).

        (k)  Revenue recognition:    Revenue from long-term fixed price contracts is determined under the percentage-of-completion method where revenues are recognized on a pro-rata basis in relation to contract costs incurred. Unbilled revenues (included in accounts receivable) represents revenues earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents amounts billed to, or cash received from, customers in excess of revenue recognized on uncompleted contracts. Revenue from short-term contracts is recognized at the time of shipment. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved.

        (l)    Government assistance and investment tax credits:    Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Company or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

        (m)  Research and product development expenditures:    Research and product development costs are expensed as they are incurred in accordance with specific criteria as set out under Canadian GAAP.

        (n)  Patents and license agreements:    Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

        (o)  Accrued warranty liabilities:    At the time of revenue recognition, the Company provides for future warranty costs on products sold based on management's best estimates of such costs taking into account past experience and the nature of the contracts.

BALLARD POWER SYSTEMS INC.        53

        (p)  Employee future benefit plans:    The Company has two defined benefit pension plans covering employees in the United States and Germany. In addition, the Company provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee's compensation level. The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

        (q)  Translation of foreign currencies:    The measurement currency of the Company is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

        For self-sustaining foreign operations, where the U.S. dollar is not the primary currency for measurement, the current rate method is used. As a result, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average rates for the period. Unrealized translation gains and losses resulting from this translation, are accumulated in a separate component of shareholders' equity described as cumulative translation adjustment.

        (r)  Share-based compensation plans:    Effective January 1, 2002, the Company adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation. The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation. Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for such grants of options to employees and directors as the exercise price is equal to the market price of the stock on the date of grant.

        Under the new accounting standard, the Company's share distribution plan is deemed to be compensatory.

        The Company issues shares and share options under its share-based compensation plans as described in note 12. Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

        (s)  Loss per share:    Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share under Canadian GAAP is calculated using the treasury stock method which is consistent with the calculation under U.S. GAAP for diluted earnings per share.

        (t)  Comparative figures:    Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2. BUSINESS ACQUISITIONS

        (a)  Acquisition of XCELLSIS AG and Ecostar Electric Drive Systems L.L.C.    On November 30, 2001, the Company increased its ownership of XCELLSIS AG (subsequently renamed Ballard Power Systems AG ("BPSAG")) to 50.1% from 26.7% and its ownership of Ecostar Electric Drive Systems L.L.C. (subsequently renamed Ballard Power Systems Corporation ("BPSC")) to 100% from 20.9%. The Company's additional interests in these companies were acquired from our Vehicular Alliance partners DaimlerChrysler AG ("DaimlerChrysler") and Ford Motor Company ("Ford") in exchange for shares. BPSAG is primarily engaged in the development, production and sale of proton exchange membrane fuel cell engines and subsystems for transportation purposes. BPSC is primarily engaged in the development, production and sale of electric drive systems for use in vehicles, power electronics products and assembles and markets combustion engine generators.

        The aggregate purchase price was $252,316,000 ($83,420,000 for BPSAG and $168,896,000 for BPSC) which includes the issuance of 10,790,311 shares valued at $235,237,000 and payments totaling $17,079,000 for acquisition costs. The value of each

54        BALLARD POWER SYSTEMS INC.

common share issued was $21.80, which is based on the average quoted market price of the Company's common shares around the announcement date of the acquisition, being October 2, 2001.

        Included in the liabilities assumed on the acquisition of BPSAG was $4,260,000 of severance and lease termination costs relating to certain employees of BPSAG and the closure of certain buildings used by a former subsidiary of BPSAG. The termination and closure plan was substantially completed during 2002. As at December 31, 2002, $3,008,000 (2001 — $nil) has been paid against the liability recorded on acquisition.

        The acquisition of BPSAG and BPSC has been accounted for under the purchase method with Ballard identified as the acquirer. Accordingly, the results of operations of BPSAG and BPSC have been consolidated from the date of acquisition.

        In order to complete the acquisition of BPSAG in an efficient manner under German tax law, Ballard and DaimlerChrysler entered into a forward sale agreement, whereby Ballard will acquire the remaining 49.9% interest in BPSAG on or before November 15, 2004 in exchange for 7,613,212 shares, such that Ballard ultimately will own 100% of BPSAG.

        The cost of acquisition has been allocated to the acquired assets and assumed liabilities as follows:

	BPSAG	BPSC	Total
Current assets	$17,092	$9,356	$26,448
Property, plant and equipment	25,446	15,156	40,602
Intangible assets	56,748	78,177	134,925
Goodwill	66,224	103,410	169,634

	165,510	206,099	371,609
Current liabilities	(28,417)	(6,122)	(34,539)
Other liabilities	(2,173)	(1,611)	(3,784)
Minority interest	(33,273)	—	(33,273)

	101,647	198,366	300,013
Less: Ballard's existing equity investment	(18,227)	(29,470)	(47,697)

Purchase price	$83,420	$168,896	$252,316

        The goodwill purchased is not deductible for tax purposes.

        Acquired intangible assets were comprised of:

	BPSAG	BPSC	Total
System and subsystem technology	$52,237	$70,181	$122,418
In-process research and development	3,776	7,500	11,276
Trade names	735	496	1,231

	$56,748	$78,177	$134,925

        On November 30, 2001, as part of this transaction, DaimlerChrysler and Ford purchased, by way of a private placement, 1,103,549 common shares of Ballard for $18,837,000 and 919,624 common shares of Ballard for $15,698,000, respectively, for a total investment of $34,535,000.

        On December 31, 2001, Ballard acquired the remaining 49.9% of two subsidiaries of BPSAG. The amount of goodwill resulting from this transaction was $2,663,000 and is not deductible for tax purposes.

        (b)  Acquisition of Ballard Material Products, Inc. ("BMP") On May 25, 2001, Ballard purchased the carbon products business unit of Textron Systems Inc. for cash of $13,507,000, plus acquisition costs of $924,000. The purchase price allocation was assigned to the specific assets acquired and liabilities assumed. Goodwill acquired is not deductible for tax purposes.

BALLARD POWER SYSTEMS INC.        55

The acquisition of BMP was accounted for using the purchase method of accounting and the results of operations have been included in the financial statements since the acquisition date.

        The cost of acquisition was allocated to the acquired assets as follows:

Current assets	$4,770
Property, plant and equipment	7,752
Intangible assets	957
Goodwill	1,874
Other assets	304

15,657
Current liabilities	(718)
Other liabilities	(508)

(1,226)

Purchase price	$14,431

        (c)  Step Acquisition of Ballard Generation Systems Inc. ("BGS")

            (i)  On December 18, 2002, the Company purchased all BGS shares owned by ALSTOM Canada Inc. ("ALSTOM") representing 18.2% of BGS's outstanding shares. The purchase price was $30,453,000 including $30,110,000 funded through the issuance of 2,500,000 common shares and $343,000 of transaction costs. The value of each common share issued of $12.04 is based on the average quoted market price of the Company's common shares around the announcement date of the acquisition, being December 18, 2002. The acquisition of the minority interest has been accounted for by the purchase method. Based on a preliminary allocation, $1,050,000 of the purchase price has been allocated to net tangible assets, $14,996,000 has been allocated to intangible assets and $14,407,000 has been allocated to goodwill. Due to the transaction occurring in December, a complete valuation has not yet been performed. Upon the completion of this transaction, the Company owned 86.8% of BGS and FirstEnergy Corp. ("FirstEnergy") (formerly GPU International, Inc.) owned 13.2%.

          (ii)  On December 12, 2001, the Company purchased all BGS shares owned by EBARA Corporation ("EBARA") representing 10.6% of BGS's outstanding shares. The purchase price was $25,787,000 including $25,740,000 funded through the issuance of 1,233,566 common shares and $47,000 of transaction costs. The value of each common share issued of $20.87 is based on the average quoted market price of the Company's common shares around the announcement date of the acquisition, being October 1, 2001. The acquisition of the minority interest has been accounted for by the purchase method effective December 12, 2001, the date the purchase closed. Of the purchase price, $1,501,000 has been allocated to net tangible assets, $12,274,000 has been allocated to intangible assets and $12,012,000 has been allocated to goodwill. Upon the completion of this transaction, the Company owned 68.3% of BGS and FirstEnergy and ALSTOM owned 31.7%.

3. BUSINESS INTEGRATION AND RESTRUCTURING COSTS

        During 2002, the Company announced an organizational restructuring which provides for a significant reduction in cash consumption through a reduction of approximately 400 employees. The Company recorded $10,980,000 in restructuring expenses in connection with the Company's organizational restructuring of which $5,047,000 remained in liabilities at December 31, 2002. In addition, in connection with the acquisition of BPSAG and BPSC, integration expenses of $16,552,000 (2001 — $3,700,000) were recorded in 2002. At December 31, 2002, the balance of liabilities relating to integration activities from the acquisition of BPSAG and BPSC was $1,337,000 (2001 — $17,723,000). Business integration and restructuring costs relate to severance payments, facility closure costs, asset write-downs and other expenditures related to integration.

56        BALLARD POWER SYSTEMS INC.

4. ACCOUNTS RECEIVABLE

	2002	2001
Long-term contracts	$—	$1,330
Short-term contracts	25,660	12,458
Other	2,653	3,524

	$28,313	$17,312

5. INVENTORIES

	2002	2001
Materials	$18,606	$15,244
Work-in-progress	6,484	10,361
Finished goods	1,044	2,441

	$26,134	$28,046

6. PROPERTY, PLANT AND EQUIPMENT

	2002			2001
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$4,803	$—	$4,803	$4,803	$—	$4,803
Building	13,592	1,919	11,673	13,620	1,318	12,302
Computer equipment	20,321	10,325	9,996	18,492	6,168	12,324
Furniture and fixtures	4,804	2,547	2,257	5,527	1,966	3,561
Leasehold improvements	13,346	1,589	11,757	15,155	1,807	13,348
Production and test equipment	86,910	31,059	55,851	77,771	16,417	61,354
Deposits on production equipment	1,562	—	1,562	1,314	—	1,314

	$145,338	$47,439	$97,899	$136,682	$27,676	$109,006

The deposits on manufacturing equipment are advances to external suppliers for assets under construction. These assets will be amortized over a period of 5 to 10 years once they are placed into use by the Company.

7. INTANGIBLE ASSETS

	2002			2001
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Fuel cell technology	$37,859	$12,339	$25,520	$35,481	$9,976	$25,505
System and subsystem technology	149,685	28,978	120,707	134,689	2,039	132,650
In-process research and development	11,276	2,443	8,833	11,276	188	11,088
Trade names	1,231	267	964	1,231	21	1,210

	$200,051	$44,027	$156,024	$182,677	$12,224	$170,453

BALLARD POWER SYSTEMS INC.        57

The Company obtains protection of its intellectual property which it develops by appropriate filings for patents in Canada, the United States and other countries. Legal expenditures in 2002 of $1,816,000 (2001 — $1,965,000; 2000 — $1,199,000) related to such filings are included in research and product development.

8. INVESTMENTS

        Investments are comprised of the following:

	2002		2001
	Amount	Percentage ownership	Amount	Percentage ownership
ALSTOM Ballard GmbH	$—	49.0	$—	49.0
EBARA BALLARD Corporation	1,718	49.0	2,829	49.0
QuestAir Technologies Inc.	11,741	8.3	11,730	9.7
MicroCoating Technologies, Inc.	7,335	3.0	6,578	3.0
Advanced Energy Technology Inc.	5,104	2.5	5,104	2.5
Chrysalix Energy Limited Partnership	648	17.0	—	—

	$26,546		$26,241

ALSTOM Ballard GmbH ("ALSTOM BALLARD") and EBARA BALLARD Corporation ("EBARA BALLARD") are accounted for using the equity method as the Company has the ability to exercise significant influence over these companies. QuestAir Technologies Inc. ("QuestAir"), MicroCoating Technologies, Inc. ("MicroCoating"), Advanced Energy Technology Inc. ("Advanced Energy") (formerly Graftech, Inc.), and Chrysalix Energy Limited Partnership ("Chrysalix") are carried at cost as the Company does not have the ability to assert significant influence over these entities.

        During 2002, BGS made an additional investment of $1,188,000 (2001 — $3,736,000) in EBARA BALLARD, representing the Company's proportionate share of financing by EBARA BALLARD's shareholders. The 2001 additional investment was satisfied through licensing manufacturing rights to EBARA BALLARD for $3,736,000. The granting of these rights resulted in a gain of $3,362,000, of which $1,565,000 representing the Company's 49% has been deferred and will be recognized over five years. The Company's equity interest in EBARA BALLARD continues to be 49%.

        In June 2001, the Company entered into a partnership, Chrysalix, to fund early-stage ventures in the fuel cell industry. As at December 31, 2002, $648,000 (2001 — $nil) was recorded as an investment.

        In June 2001, the Company entered into a development and collaboration agreement with Advanced Energy that included the Company acquiring 2.5% ownership interest in Advanced Energy. The purchase was funded through the issuance of 92,685 common shares valued at $4,856,000. Included in the investment are related acquisition costs of $248,000.

        In May 2001, the Company entered into a collaboration, license and supply agreement with MicroCoating that included the Company acquiring approximately 3% of the equity of MicroCoating on a fully diluted basis in exchange for $7,000,000. The purchase was funded by the payment of $1,900,000 in cash and $4,000,000 through the issuance of 88,963 common shares valued at $4,482,000. Included in the investment are related acquisition costs of $196,000. In 2002, additional funding of $757,000 was made.

        In March 2001, the Company made an additional investment in QuestAir of $1,265,000 in cash including acquisition costs. During 2000, the Company entered into a joint development agreement with QuestAir that included the Company acquiring a 10% interest in QuestAir, on a fully diluted basis, in exchange for $10,465,000 in cash.

58        BALLARD POWER SYSTEMS INC.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
Trade accounts payable	$13,462	$17,862
Other liabilities	16,805	26,871
Wages payable	15,871	12,617
Taxes payable	611	761

	$46,749	$58,111

10. LONG-TERM LIABILITIES

	2002	2001
Deferred revenue	$4,662	$4,996
Pension and post-retirement obligations (note 11)	6,099	2,089
Other	647	638

	$11,408	$7,723

11. EMPLOYEE FUTURE BENEFIT PLANS

        The Company maintains two defined benefit pension plans. The benefits under pension plans are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

        Information about the Company's employee future benefit plans, in aggregate, is as follows:

	2002		2001
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Accrued benefit obligation	$6,629	$1,344	$4,779	$1,166
Fair value of plan assets	$2,915	$—	$2,500	$—

The accrued benefit liability as at December 31, 2002, included as part of long-term liabilities is $4,456,000 (2001 — $2,089,000) for pension plans and $1,643,000 (2001 — $nil) for the other benefit plans. The pension expense for the year ended December 31, 2002 was $2,152,000 (2001 — $112,000).

        The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

	2002		2001
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Discount rates	6.0 - 7.3%	6.8%	6.5 - 7.3%	6.8%
Expected long-term rate of return on plan assets	5.0 - 7.5%	n/a	8.5%	n/a
Rate of compensation increase	3.0 - 4.6%	3.0 - 7.0%	5.0%	3.0 - 7.0%

BALLARD POWER SYSTEMS INC.        59

12. SHARE CAPITAL

        (a)  Authorized:

        Unlimited number of common shares, voting, without par value.

        Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

        (b)  Issued:

	2002		2001		2000
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common shares
Balance, beginning of year	104,814,074	$1,051,811	89,064,938	$734,165	83,994,153	$415,559
Issued for cash (net of issue costs)	7,700,000	95,096	2,023,173	34,535	3,293,750	299,987
Issued for long-term investment	2,500,000	30,110	12,205,525	270,315	—	—
Issued for intellectual property	221,357	2,378	—	—	4,779	437
Options exercised	384,289	6,143	731,513	9,900	1,265,794	16,455
Warrants exercised	—	—	540,000	2,896	300,000	1,727
Share distribution plan (note 12(d))	131,094	1,589	212,695	—	125,363	—
Share exchange plan (note 12(e))	38,560	—	36,230	—	81,099	—

Balance, end of year	115,789,374	1,187,127	104,814,074	1,051,811	89,064,938	734,165

Class A share
Balance, beginning of year	1	—	—	—	—	—
Issued for cash (net of issue costs)	—	—	1	—	—	—

Balance, end of year	1	—	1	—	—	—
Class B share
Balance, beginning of year	1	—	—	—	—	—
Issued for cash (net of issue costs)	—	—	1	—	—	—

Balance, end of year	1	—	1	—	—	—
Series 2 preferred shares:
Balance, beginning of year	—	—	1	—	1	—
Redeemed	—	—	(1)	—	—	—

Balance, end of year	—	—	—	—	1	—
Series 3 preferred shares:
Balance, beginning of year	—	—	1	—	1	—
Redeemed	—	—	(1)	—	—	—

Balance, end of year	—	—	—	—	1	—

Total shares, end of year	115,789,376	$1,187,127	104,814,076	$1,051,811	89,064,940	$734,165

        (c)  Share option plans:    The Company currently has options outstanding for five share option plans. All directors, officers and employees of the Company and its subsidiaries are eligible to participate in the share option plans. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars for presentation purposes.

60        BALLARD POWER SYSTEMS INC.

            (i)  2002 Share Option Plan:    At December 31, 2002, 828,620 options to purchase common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $10.95 and $24.91 per common share. An additional 3,124,860 options may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One third of the options vest and may be exercised in each of the second, third and fourth years after granting.

          (ii)  2000 Share Option Plan:    At December 31, 2002, 4,516,678 options to purchase common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $21.65 and $121.55 per common share. An additional 434,616 options may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. 838,000 options vest and may be exercised in the third year after granting. 237,500 options vest and may be exercised in the fourth year after granting. Of the remaining options, one third vest and may be exercised in each of the second, third and fourth years after granting.

        (iii)  1997 Share Option Plan:    At December 31, 2002, 2,112,529 options to purchase common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $22.16 and $121.55 per common share. All options permitted to be granted under this plan have been granted. However, if options are surrendered, terminated or expire without being exercised, new options may be granted covering common shares not purchased under such options. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One third of the options vest and may be exercised in each of the second, third and fourth years after granting.

          (iv)  1995 Share Option Plan:    At December 31, 2002, options to purchase 579,642 common shares were outstanding and exercisable at prices ranging between $4.70 and $15.67 per common share. No additional options may be granted under this plan. All options have a term of ten years from the date of grant. One third of the options vest and may be exercised in each of the first, second and third years after granting.

          (v)  1993 Share Option Plan:    At December 31, 2002, options to purchase 134,874 common shares were outstanding and exercisable at prices ranging between $1.52 and $2.90 per common share. No additional options may be granted under this plan. All options have a term of eight years from the date of grant. One third of the options vest and may be exercised in each of the first, second and third years after granting.

	Options for common shares	Weighted average exercise price
Share options
Balance, December 31, 1999	4,798,742	$15.22
Options granted	1,773,200	117.77
Options exercised	(1,265,794)	11.61
Options cancelled	(263,499)	22.57

Balance, December 31, 2000	5,042,649	51.80
Options granted	3,079,650	37.70
Options exercised	(731,513)	12.53
Options cancelled	(133,357)	93.67

Balance, December 31, 2001	7,257,429	49.01
Options granted	2,738,350	24.55
Options exercised	(384,289)	13.76
Options cancelled	(1,439,147)	59.46

Balance, December 31, 2002	8,172,343	$40.98

BALLARD POWER SYSTEMS INC.        61

The following table summarizes information about the Company's share options outstanding as at December 31, 2002:

Options outstanding
				Options exercisable
		Weighted average remaining contractual life
Range of exercise price	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.48 – $ 4.00	134,874	0.9 years	$2.40	134,874	$2.40
4.01 – 10.00	579,041	3.6 years	5.86	579,041	5.86
15.00 – 25.00	3,071,935	8.4 years	24.08	527,051	22.15
25.01 – 31.50	1,729,520	7.8 years	26.99	637,020	25.63
31.51 – 60.00	1,401,858	8.1 years	44.81	55,309	33.71
70.00 – 120.56	1,255,115	7.2 years	117.70	664,048	116.77

	8,172,343	7.6 years	$40.98	2,597,343	$42.78

As outlined in note 1(r), the Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation. As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employee stock-based compensation. As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

        If compensation costs for the Company's employee stock options issued in 2002 had been determined using the fair value method of accounting for stock-based compensation, for the year ended December 31, 2002 the Company's net loss would have increased by $10,205,000 to $157,936,000 and by $0.10 per share to $1.50 per share.

        Options issued in 2002 had a weighted average fair value of $18.01 per share. The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Expected life	7 years
Expected dividends	nil
Expected volatility	74%
Risk-free interest rate	5%

During the year ended December 31, 2002, options were granted with vesting periods of between two and three years.

        (d)  Share distribution plan:    The Company has a share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Company to recognize their past contribution and encourage future contribution to the Company. At December 31, 2002, there were 209,349 (2001 — 340,402) shares available to be issued under this plan.

        Compensation expense of $6,881,000 was charged against income during the year ended December 31, 2002 for shares distributed and to be distributed under the plan.

        (e)  Share exchange plan:    Under the share exchange plan, individuals who acquire shares of BGS by exercising options can exchange those shares for common shares of the Company. The exchange ratio is based upon the ratio between the exercise price of the BGS share option that was granted and the closing price of the Company's common shares on the date the BGS share option was granted. As at December 31, 2002, options to purchase 474,710 (2001 — 636,579) shares of BGS were outstanding which can be exercised for 206,777 (2001 — 285,899) shares of the Company.

62        BALLARD POWER SYSTEMS INC.

        (f)    Class A and Class B shares:    In 2001, as part of the acquisition of BPSAG and BPSC the Series 2 and Series 3 preferred shares were cancelled and replaced with Class A and Class B shares.

            (i)  Class A share:    This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Company by DaimlerChrysler.

          (ii)  Class B share:    This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Company by Ford.

        (g)  Preferred shares:

            (i)  Series 2 preferred shares:    In 1998, as part of the DaimlerChrysler/Ford/Ballard Power Systems Alliance Agreement, the Company issued one Series 2 preferred share. This share was convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Company by DaimlerChrysler. This share was cancelled on November 30, 2001 as part of the BPSAG and BPSC acquisitions.

          (ii)  Series 3 preferred shares:    In 1998, as part of the DaimlerChrysler/Ford/Ballard Power Systems Alliance Agreement, the Company issued one Series 3 preferred share. This share was convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Company by Ford. This share was cancelled on November 30, 2001 as part of the BPSAG and BPSC acquisitions.

        (h)  Warrants:    The following table summarizes information regarding the Company's warrants outstanding:

	2002	2001	2000
	Number of warrants	Number of warrants	Number of warrants
Balance, beginning of year	450,000	990,000	1,290,000
Exercised	—	(540,000)	(300,000)
Expired	(450,000)	—	—

Balance, end of year	—	450,000	990,000

In prior years, the Company issued 1,890,000 warrants to joint development partners, of which 450,000 warrants expired in 2002, 540,000 warrants were exercised in 2001, 300,000 warrants were exercised in 2000 and 600,000 warrants were exercised in 1998.

        (i)    Commitments to issue common shares:    In 2002, the Company entered into an agreement with DaimlerChrysler to issue 221,356 common shares for the acquisition of intellectual property. The transaction is expected to be completed in 2003.

        During 2001, the Company and DaimlerChrysler entered into a forward sale agreement, whereby the Company will acquire DaimlerChrysler's remaining 49.9% interest in BPSAG on or before November 15, 2004 in exchange for 7,613,212 shares, such that the Company ultimately will own 100% of BPSAG (note 2).

        Also during 2001, the Company entered into an agreement by which FirstEnergy will exchange its shares in BGS in return for the Company's common shares. The Company will receive FirstEnergy's 13.2% interest in BGS in return for issuing to FirstEnergy 1,366,063 common shares in the Company. The transaction is expected to close in 2003.

BALLARD POWER SYSTEMS INC.        63

13. COMMITMENTS AND CONTINGENCIES

        At December 31, 2002, the Company is committed to payments under operating leases as follows:

2003	$4,273
2004	2,625
2005	1,642
2006	1,114
2007	1,045
Thereafter	14,452

Total minimum lease payments	$25,151

The Company has agreed to pay royalties in respect of sales of commercial stationary power plants under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from stationary power plant sales. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the aggregate of the original amount of the government contribution of $6,720,000. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada ("TPC") entered into during 1997, the Company has agreed to pay a 4% royalty on future revenue from stationary power plants to a maximum of $24,067,000 in exchange for a contribution of 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power plant up to a maximum contribution of $18,435,000. The TPC royalty, on commercialization of stationary power plants utilizing technology developed under the Phase 2 program, becomes payable commencing at the later of January 1, 2001 and the earlier of January 1 of the year the Company reports a net profit after tax in its audited financial statements and five years following the commencement of sales of stationary power plants. During 2002 and 2001, the Company did not claim any TPC funding. In 2000, the Company claimed TPC funding of $363,000, of which $214,000 has been credited against research and product development and $149,000 has been credited against cost of revenues. No royalties have been paid or are due to date under these agreements.

        The Company has issued a letter of credit in the amount of $878,000 (2001 — $871,000) related to a lease agreement for premises.

        At December 31, 2002 the Company has outstanding commitments aggregating up to a maximum of $3,843,000 (2001 — $18,142,000) relating primarily to research and development programs and information technology infrastructure and application.

64        BALLARD POWER SYSTEMS INC.

14. INCOME TAXES

        The Company's effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2002	2001	2000
Loss before income taxes	$(146,539)	$(95,303)	$(52,645)

Expected tax recovery at 35.6% (2001 — 35.6%; 2000 — 38.6%)	(52,168)	(33,928)	(20,321)
Increase (reduction) in income taxes resulting from:
Non-taxable gains realized for accounting purposes	—	(355)	(6,006)
Non-deductible expenses	40	202	2,830
Non-deductible minority interest	(11,016)	(2,849)	(4,063)
Financing costs of other years	(1,480)	(1,682)	(1,967)
Foreign tax rate differences	(2,951)	(598)	(53)
Change in tax rate	—	4,923	—
Losses and other deductions for which no benefit has been recorded	67,845	31,023	26,612
Other	(270)	3,264	2,968

Income tax expense	—	—	—

Large corporations tax	1,192	858	1,187

Income taxes	$1,192	$858	$1,187

The Company has available to carry forward the following as at December 31:

	2002	2001
Canadian scientific research expenditures	$257,037	$191,000
Canadian losses from operations	10,421	33,100
Canadian investment tax credits	67,842	59,700
German losses from operations	234,741	133,200
U.S. losses from operations	67,432	37,300

The Canadian scientific research expenditures may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2007 to 2022. The Canadian losses from operations may be used to offset future Canadian taxable income and expire in 2008 and 2009.

        The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2005	$1,995
2006	3,936
2007	2,819
2008	3,822
2009	6,676
2010	12,756
2011	20,779
2012	15,059

$67,842

BALLARD POWER SYSTEMS INC.        65

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2002	2001
Future income tax assets
Scientific research expenditures	$91,505	$67,997
Investment in associated companies	1,286	1,807
Accrued warranty liabilities	9,021	4,366
Share issuance costs	2,818	3,924
Losses from operations carried forward	106,052	76,210
Non-deductible accounting allowances	1,484	5,663

Total future income tax assets	212,166	159,967
Less valuation allowance
– Canada	(101,529)	(73,288)
– U.S.	(2,388)	—
– Germany	(59,579)	(29,374)

	(163,496)	(102,662)

Net future income tax assets	48,670	57,305
Future income tax liability
Property, plant and equipment and intangible assets	(48,670)	(57,305)

Net future income taxes	$—	$—

15. RELATED PARTY TRANSACTIONS

        Related parties include shareholders with a significant ownership interest in the Company, together with its subsidiaries and affiliates, and the Company's equity accounted investees. The revenue and costs recognized from such transactions reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2002	2001
Balances with related parties
Accounts receivable	$16,862	$6,607
Accounts payable	1,745	1,955

	2002	2001	2000
Transactions during the year with related parties
Revenues from fuel cells, engineering services and related equipment	$49,562	$13,355	$19,962
Purchases	1,553	5,498	1,229
Contract research and development expenditures	1,029	3,291	684
Recovered administrative services	—	—	122

66        BALLARD POWER SYSTEMS INC.

In 2002, the Company acquired $2,378,000 of intellectual property from a related party in exchange for common shares of the Company.

        In 2001, BGS issued additional shares to FirstEnergy and ALSTOM. The sale of the shares was accounted for as a reduction in and effective disposition of a portion of the Company's investment in BGS and resulted in a gain for accounting purposes in 2001 of $997,000 (2000 — $15,561,000). This gain is included in the gain on issuance of shares by subsidiary. In 2000, part of the consideration received from ALSTOM represents a license in the amount of $5,427,000 to access manufacturing technology and know-how which has been included in expenses for the period.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2002	2001	2000
Income taxes paid	$1,009	$1,716	$393
Non-cash financing and investing activities:
Compensatory shares (note 1(r))	$1,589	$—	$—
Issuance of shares by subsidiary for license received (note 15)	—	—	5,427
Common shares issued for long-term investments (note 8)	—	9,338	—
Common shares issued for other expenses	—	—	437
Common shares issued for acquisitions (note 2)	30,110	260,977	—
Common shares issued to acquire intangible assets (note 15)	2,378	—	—

17. SEGMENTED FINANCIAL INFORMATION

        As a result of the acquisition of BPSAG and BPSC, the Company changed the way it managed its business with respect to making operating decisions and assessing performance. As a result, the Company changed its segmented disclosure into five reportable segments: Technology and Corporate, Power Generation, Transportation, Electric Drives and Power Conversion, and Material Products.

        Technology and Corporate is comprised of the technology, development and manufacture of PEM fuel cells and corporate administrative services. The Power Generation segment develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable products to larger stationary generators. The Transportation segment develops, manufactures and markets PEM fuel cell components and complete PEM fuel cell engines for the transportation market. The Electric Drives and Power Conversion segment develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine generators.

        The Material Products segment develops, manufactures and markets carbon fiber products to automotive manufacturers for automatic transmissions and gas diffusion electrode materials to the PEM fuel cell industry.

BALLARD POWER SYSTEMS INC.        67

        The comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

2002	Technology and Corporate	Power Generation	Transportation	Electric Drives and Power Conversion	Material Products	Total
Total revenues for reportable segments	$—	$2,367	$66,502	$8,750	$15,346	$92,965
Elimination of intersegment revenues	—	(6)	(4)	(731)	(1,287)	(2,028)

Total revenues from external customers	$—	$2,361	$66,498	$8,019	$14,059	$90,937

Segment loss for period	$(56,498)	$(19,612)	$(54,742)	$(37,771)	$(54)	$(168,677)
Segment assets	$467,241	$68,694	$169,296	$191,277	$21,295	$917,803
Investments in investees subject to significant influence	$—	$1,718	$—	$—	$—	$1,718
Goodwill	$—	$26,622	$68,789	$103,413	$1,815	$200,639
Depreciation and amortization	$11,362	$3,802	$16,619	$17,439	$1,380	$50,602
Additions to property, plant & equipment	$10,843	$104	$4,587	$4,000	$806	$20,340
Additions to goodwill	$—	$14,610	$—	$686	$508	$15,804

Reconciliation of net loss for period

Segment loss for period	$(168,677)
Investment and other income	16,540
License and royalty income (fees)	2,383
Business integration and restructuring costs	(27,532)
Minority interest	30,944
Other	(197)

Loss before income taxes	$(146,539)

In 2002, revenues of the Transportation segment included sales to three customers that exceeded 10% of total revenue in the amounts of $10,700,000, $27,551,000 and $16,632,000. In addition, two of those same customers accounted for sales of $1,434,000 and $2,100,000 in the Electric Drives and Power Conversion segment. Also, one other customer accounted for sales of $10,062,000 in the Material Products segment.

68        BALLARD POWER SYSTEMS INC.

2001	Technology and Corporate	Power Generation	Transportation	Electric Drives and Power Conversion	Material Products	Total
Total revenues for reportable segments	$—	$4,039	$24,292	$520	$9,752	$38,603
Elimination of intersegment revenues	—	(470)	—	(16)	(1,913)	(2,399)

Total revenues from external customers	$—	$3,569	$24,292	$504	$7,839	$36,204

Segment income (loss) for period	$(60,148)	$(21,094)	$(38,104)	$(8,067)	$929	$(126,484)
Segment assets	$495,412	$47,234	$199,340	$201,122	$16,211	$959,319
Investments in investees subject to significant influence	$—	$2,828	$—	$—	$—	$2,828
Goodwill	$—	$12,012	$68,884	$102,727	$1,307	$184,930
Depreciation and amortization	$9,995	$1,395	$1,323	$1,303	$622	$14,638
Additions to property, plant & equipment	$17,396	$195	$—	$—	$738	$18,329
Additions to goodwill	$—	$12,012	$68,884	$102,727	$1,365	$184,988

Reconciliation of net loss for period

Segment loss for period	$(126,484)
Investment and other income	24,529
License and royalty income (fees)	1,797
Gain on issuance of shares by subsidiary	997
Business integration and restructuring costs	(3,700)
Minority interest	8,002
Other	(444)

Loss before income taxes	$(95,303)

In 2001, revenues for the Transportation segment include sales to two customers that exceeded 10% of total revenue in the amounts of $7,101,000 and $4,366,000. Revenues for the Material Products segment include sales to one customer of $6,100,000.

BALLARD POWER SYSTEMS INC.        69

2000	Technology and Corporate	Power Generation	Transportation	Electric Drives and Power Conversion	Material Products	Total
Total revenues for reportable segments	$—	$11,876	$18,637	$—	$—	$30,513
Elimination of intersegment revenues	—	—	(4,716)	—	—	(4,716)

Total revenues from external customers	$—	$11,876	$13,921	$—	$—	$25,797

Segment loss for period	$(34,324)	$(18,889)	$(41,659)	$(3,398)	$—	$(98,270)
Segment assets	$544,468	$51,011	$38,636	$31,232	$—	$665,347
Investments in investees subject to significant influence	$—	$642	$31,358	$31,232	$—	$63,232
Goodwill	$—	$—	$—	$—	$—	$—
Depreciation and amortization	$7,089	$1,351	$—	$—	$—	$8,440
Additions to property, plant & equipment	$19,410	$743	$—	$—	$—	$20,153

Reconciliation of net loss for period

Segment loss for period	$(98,270)
Investment and other income	27,902
License and royalty income (fees)	(7,687)
Gain on issuance of shares by subsidiary	15,561
Business integration and restructuring costs	—
Minority interest	10,526
Other	(677)

Loss before income taxes	$(52,645)

Revenues for the Transportation segment include sales to two customers that exceeded 10% of total revenue in the amounts of $2,991,000 and $3,003,000. Revenues for the Power Generation segment include sales to one customer of $8,631,000.

        Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2002		2001		2000
	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill
Canada	$2,947	$81,078	$3,567	$80,378	$1,910	$52,322
United States	40,320	134,474	14,317	129,139	4,624	88
Japan	16,918	—	11,929	—	5,969	—
Germany	29,353	82,986	5,952	84,419	13,129	2,070
Other countries	1,399	—	439	—	165	—

	$90,937	$298,538	$36,204	$293,936	$25,797	$54,480

Revenues are attributed to countries based on the location of customer.

70        BALLARD POWER SYSTEMS INC.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

        These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP").

        (a)  Prior to the acquisition of BPSAG, under Canadian GAAP, the Company's carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property is not recorded by BPSAG. Accordingly, under U.S. GAAP, the Company's equity in the loss of BPSAG is decreased by an amount equal to the Company's proportionate interest in amortization of the intellectual property.

        In 2001, the Company increased its ownership in BPSAG to 50.1% (note 2) and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG has decreased and goodwill has increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets is decreased. In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

        (b)  Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount.

        (c)  Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency in 2001 was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, deficit and cumulative translation adjustment amounts under U.S. GAAP as compared to Canadian GAAP.

        (d)  Under Canadian GAAP, the Company has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory, and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Company has recorded the entire funding as long-term debt under U.S. GAAP.

        (e)  Under Canadian GAAP, the Company is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Company accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

        (f)    Prior to 2002, under Canadian GAAP, no compensation was recorded for employee share distribution plans. Under U.S. GAAP, the Company has elected to apply the guidance set out in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretation in accounting for its employee share grants and options. Under APB 25, the Company's share distribution plan is deemed to be compensatory. In addition, on June 13, 2000, the shareholders approved the BGS share exchange plan (note 12(e)) which resulted in a compensatory charge to the income statement of $660,000 (2001 — $3,434,000; 2000 — $17,723,000). Subsequent to the approval date, the plan is accounted for as a variable option plan under U.S. GAAP.

        (g)  Under Canadian GAAP, short-term investments are carried at the lower of cost and quoted market value. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders' equity.

BALLARD POWER SYSTEMS INC.        71

        (h)  Under Canadian GAAP, the forward exchange contracts are designated and accounted for as hedges and gains or losses are deferred. Under U.S. GAAP, the contracts do not qualify as hedges and therefore are carried at fair market value with any gains or losses recorded in net loss.

        Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit and consolidated statements of cash flows as follows:

	2002		2001
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Consolidated balance sheets
Current assets	$433,346	$435,204	$467,480	$468,948
Property, plant and equipment	97,899	99,366	109,006	110,704
Intangible assets	156,024	114,829	170,453	118,740
Goodwill	200,639	205,197	184,930	189,264
Other long-term assets	3,349	4,904	1,209	1,869
Current liabilities	76,878	76,878	77,873	80,435
Long-term liabilities	11,408	29,844	7,723	26,159
Minority interest	4,726	201	36,517	9,220
Shareholders' equity	824,791	779,123	837,206	799,952

	2002	2001	2000
Consolidated statements of operations
Loss under Canadian GAAP	$(147,731)	$(96,161)	$(53,832)
Gain on issuance of shares by subsidiary and associated companies (e)	—	(997)	(15,561)
Cost of revenues (d)	—	—	(627)
Depreciation (d)	(231)	(324)	(576)
Amortization of intangible assets (a)(b)	10,518	2,145	1,383
Minority interest (a)(e)(f)	(22,549)	—	489
Compensatory shares (f)	—	(5,485)	(13,131)
Compensatory options (f)	(660)	(3,434)	(17,723)
Foreign currency translation method (c)	—	(2,654)	(6,734)
Foreign exchange gain (h)	1,555	—	—
Write off of in-process research and development (b)	—	(11,276)	—

Net loss under U.S. GAAP	(159,098)	(118,186)	(106,312)
Other comprehensive income:
Unrealized holding gains arising during the year (g)	392	1,267	201
Cumulative translation adjustment	—	(37,359)	(15,176)

Comprehensive loss in accordance with U.S. GAAP	$(158,706)	$(154,278)	$(121,287)

Basic and diluted loss per share, U.S. GAAP	$(1.51)	$(1.29)	$(1.21)

72        BALLARD POWER SYSTEMS INC.

	2002	2001	2000
Consolidated statements of cash flows:
Cash used for operating activities under Canadian GAAP	$(126,446)	$(54,788)	$(37,351)
Cost of revenues	—	—	(149)
Research and product development	—	—	(213)
Foreign exchange translation method	—	(1,564)	(2,701)

Cash used for operating activities under U.S. GAAP	$(126,446)	$(56,352)	$(40,414)

Cash used in investing activities under Canadian GAAP	$121,743	$(35,143)	$(177,477)
Foreign exchange translation method	—	(477)	(12,834)

Cash used in investing activities under U.S. GAAP	$121,743	$(35,620)	$(190,311)

Cash provided by financing activities under Canadian GAAP	$101,162	$49,606	$341,832
Issuance of long-term debt	—	—	362
Foreign exchange translation method	—	657	30,243

Cash provided by financing activities under U.S. GAAP	$101,162	$50,263	$372,437

Foreign exchange gain (loss) on cash and cash equivalents denominated in a foreign currency	$—	$(10,067)	$(7,852)

19. FINANCIAL INSTRUMENTS

        At December 31, 2002 and 2001, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Short-term investments have a fair value of $141,497,000 as at December 31, 2002 (2001 — $281,742,000). Long-term receivables are at market terms and accordingly, fair values approximate carrying values. The fair value of investments accounted on the cost basis is not practical to determine because the investments are not publicly traded.

        The Company enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. The purpose of the Company's foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results.

        At December 31, 2002, the Company has forward exchange contracts to purchase 18,439,591 Euros. If the Company were to settle its outstanding forward exchange contracts it would receive $1,555,093. As these forward foreign exchange contracts qualify for accounting as hedges, gains or losses are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions.

BALLARD POWER SYSTEMS INC.        73

DIRECTORS & OFFICERS

DIRECTORS

Firoz Rasul
Chairman of the Board
Ballard Power Systems Inc.
Vancouver BC Canada

A. Charles Baillie 2
Chairman
Toronto Dominion Bank
Toronto ON Canada

Stephen Bellringer 1,2
Chairman
Anthem Properties Corp.
Vancouver BC Canada

James Donlon, III
Senior Vice President —
Controlling Chrysler
DaimlerChrysler Corporation
Auburn Hills MI USA

Prof. Jürgen Hubbert 2
Member of the Board of
Management
Mercedes Car Group
DaimlerChrysler AG
Stuttgart Germany

Ed Kilroy 3
President
IBM Canada Ltd.
Toronto ON Canada

Denise Morrison 1
Executive Vice President
and General Manager,
Snacks Division
Kraft Foods, Inc.
East Hanover NJ USA

John Rintamaki 2
Chief of Staff
Ford Motor Company
Dearborn MI USA

Dr.-Ing. Hans-Joachim Schöpf 3
Executive Vice President,
Development
Mercedes Car Group
DaimlerChrysler AG
Sindelfingen Germany

John Sheridan 2,3
President and
Chief Operating Officer
Bell Canada
Toronto ON Canada

Douglas Whitehead 1,2
President and
Chief Executive Officer
Finning International Inc.
Vancouver BC Canada

EXECUTIVE OFFICERS

Dennis Campbell
President and
Chief Executive Officer

Lee Craft
Vice President,
Operations

Noordin Nanji
Vice President,
Corporate Strategy &
Development and
Corporate Secretary

David Smith
Chief Financial Officer

Peter Stickler
Vice President,
Human Resources

Fred Vasconcelos
Vice President and
Chief Technology Officer

Ross Witschonke
Vice President,
Sales & Marketing

1 Member of the Audit
Committee — Chairman,
Douglas Whitehead

2 Member of the Corporate
Governance & Nominating
Committee — Chairman,
Stephen Bellringer

3 Member of the Management
Development & Compensation
Committee — Chairman,
John Sheridan

74        BALLARD POWER SYSTEMS INC.

CORPORATE INFORMATION

CORPORATE OFFICES

Ballard Power Systems Inc.
Corporate Headquarters
4343 North Fraser Way
Burnaby BC Canada V5J 5J9
T 604 454 0900
F 604 412 4700

Ballard Material Products Inc.
Two Industrial Avenue
Lowell MA USA 01851-5199

Ballard Power Systems Corporation
15001 Commerce Drive N.
Dearborn MI USA 48120

Ballard Power Systems AG
Neue Strasse 95
D 73230 Kirchheim — Nabern
Germany

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver BC
Canada V6C 3B9
T 1 800 564 6253
F 1 866 249 7775

INDEPENDENT AUDITORS

KPMG LLP
Vancouver BC Canada

LEGAL COUNSEL

Lang Michener
Vancouver BC Canada

United States:
Cravath, Swaine & Moore
New York NY USA

Europe:
Linklaters and Alliance
Köln Germany

Intellectual Property:
McAndrews, Held & Malloy, Ltd.
Chicago IL USA

Seed Intellectual Property Law Group PLLC
Seattle WA USA

STOCK LISTING

Ballard's common shares are listed on the Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information about Ballard or to be placed on our supplemental mailing list for quarterly reports please contact:

Ballard Power Systems
Investor Relations
4343 North Fraser Way
Burnaby BC Canada V5J 5J9
T 604 412 3195
F 604 412 3100
E-mail investors@ballard.com
http://www.ballard.com

ANNUAL MEETING

The Annual Meeting of Shareholders of Ballard Power Systems Inc. will be held at the Design Exchange Toronto ON Canada on May 22, 2003 at 10 AM EST

Ballard,

and
 Power to Change the World®
are registered trademarks.
 Nexa™ and
 Powered by Ballard™
are trademarks of
Ballard Power Systems Inc.

Ballard respects and acknowledges the trademarks and registered trademarks of other companies as referred to in this report.

Ballard Power Systems Inc.
4343 North Fraser Way
Burnaby, British Columbia
Canada, V5J 5J9

www.ballard.com

Printed on recycled paper containing a
minimum of 30% post-consumer waste.
Only vegetable-based, low solvent inks
have been used.

QuickLinks

ACHIEVEMENTS FOR 2002 & GOALS FOR 2003
MANAGEMENT'S REVIEW
MANAGEMENT'S DISCUSSION & ANALYSIS
FINANCIAL STATEMENTS
MANAGEMENT'S REPORT
AUDITORS' REPORT TO SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIRECTORS & OFFICERS
CORPORATE INFORMATION